Greenberg Traurig

January 18, 2007

RECEIVED
2007 JAN 19 A 10:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07020516

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
100 F Street, N.E.
Washington, D.C. 20549

Re: ~~Suzano Papel e Celulose S.A.~~ (the "Issuer")
File Number 82-3550 (*formerly* Companhia Suzano de Papel e Celulose)

To Whom it May Concern:

On behalf of the Issuer, we enclose for submission the following reports and materials:

1. Notice to stockholders, dated July 19, 2006;
2. Minutes of a meeting of executive officers, dated June 19, 2006;
3. Notice to shareholders, August 10, 2006;
4. Unconsolidated and consolidated quarterly financial information, June 30, 2006;
5. Minutes of a meeting of the board of directors, July 18, 2006;
6. Press release, July 4, 2006;
7. Press release, July 5, 2006;
8. Press release, July 7, 2006;
9. Minutes of an extraordinary general meeting of shareholders held on July 6, 2006;
10. Minutes of a meeting of the board of directors, June 19, 2006;
11. General Meeting of Shareholders called for July 6, 2006, June 20, 2006;
12. Press release, June 8, 2006; and

PROCESSED
JAN 25 2007
THOMSON FINANCIAL

dlw 1/24

13. Press release, June 2, 2006.

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Very truly yours,

Ross Kaufman

92-3550

SUZANO
PAPEL E CELULOSE

SUZANO PAPEL E CELULOSE S.A.
C.N.P.J.M.F. no. 16.404.287/0001-55

Listed company

NOTICE TO STOCKHOLDERS

We hereby advise stockholders that the Company's Board of Directors, in a meeting held on July 18, 2006, approved the proposal by the Executive Officers for payment of Interest on Equity, which will be credited to stockholders on July 28, 2006, for payment on August 11, 2006. This interest on equity is payable to investors who hold the stock at the close of July 19, 2006. The shares will trade without this benefit on July 20, 2006. The amounts stated below are subject, under the current legislation, to withholding of income tax, at the rate of 15%.

1 – INTEREST ON EQUITY

1.1. In the gross amount of R$ 56,806,732.99 (fifty-six million eight hundred and six thousand seven hundred and thirty two Reais and ninety-nine centavos), as follows:

R$ 0.17369 per common share;
R$ 0.19106 per Class A preferred share;
R$ 0.19106 per Class B preferred share;

1.2. For the purposes of the Corporate Law, these amounts are deemed part of the obligatory minimum dividend to be paid by the company for the current business year.

1.3. As required by legislation, entities that are exempt from the legislation should send documentary proof of such exemption to the following address by July 26, 2006:

Suzano Papel e Celulose S.A.
Investor Relations Department
Av. Brigadeiro Faria Lima, 1355, 7th floor,
01452-919 São Paulo, SP, Brazil.
Tel: (11) 3037.9061 – E-mail: ri@suzano.com.br

2 – INSTRUCTIONS RELATING TO CREDIT OF INTEREST ON EQUITY

2.1. Nominal shares: The credits specified above will be available to stockholders in their current bank accounts and bank domiciles as supplied to Banco Itaú S.A.

2.2. Stockholders who do not have their details up to date in the stockholder registry: Those stockholders whose entries in the stockholder registry do not include their tax number (CPF – for individuals, or CNPJ – for legal entities) and indication of a bank, branch and current account, shall have their payment of Interest on Equity credited on the third business day after they have regularized their registry with Banco Itaú S.A.

2.3. On the same date, the Company will make available the amounts relative to stockholders whose shares are in custody with stock exchanges. The exchanges will be responsible for passing these payments to brokers, for the brokers to credit the holders of the shares.

2.4. Service locations: Branches of Banco Itaú S.A. specialized in stockholder services, during banking hours. **Service locations:** The list of the branches is available on www.suzano.com.br, at the Investor Relations Link.

São Paulo, July 19, 2006.

The Management

82-3550

RECEIVED

2007 JAN 19 A 10:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

Listed Company

CNPJ/MF 16.404.287/0001-55

29.300.016.331

MINUTES OF A MEETING OF THE EXECUTIVE OFFICERS

The Executive Officers of Suzano Bahia Sul Papel e Celulose S.A. ("the Company") met on June 19, 2006 at 10:00 a.m., in the company's office at Avenida Brigadeiro Faria Lima 1355, 6th to 8th Floors, São Paulo, São Paulo State, Brazil, the meeting having been called in accordance with the Bylaws and all the Executive Officers being present. Mr. Antonio Maciel Neto assumed Chairmanship of the meeting, and invited me, Luiz Cesar Pizzotti, to be Secretary of the meeting. The Chairman stated that the purpose of the meeting was to decide on submission to the Extraordinary General Meeting of a proposal for realization of the Company's 4th Debenture Issue. The matter having been studied and discussed, those present unanimously approved the proposal for carrying out of the Company's 4th Debenture Issue, of up to 242,000 debentures convertible into common shares and class A preference shares of the company, in two series, of the book-entry type, with floating guarantee, in the total amount of up to R$ 242,000,000.00 for a period of 7 (seven) years, providing interest at a rate equal to the TJLP Long-term Interest Rate plus 2.5% per year, with issue date considered to be December 1, 2005. The said issue will be the subject of private placement, without participation of a fiduciary agent and without any efforts for sales to the investing public, the other characteristics to be decided by the Extraordinary General Meeting which considers the matter. There being no further business the meeting was adjourned and these minutes written, read, approved and signed by all. São Paulo, June 19, 2006.

Antonio Maciel Neto
Chairman of the meeting
CEO of the company

Luiz Cesar Pizzotti
Secretary

Bernardo Szpigel
Director

(Continuation of minutes of a meeting of the Executive Officers of Suzano Bahia Sul Papel e Celulose S.A. held on June 19, 2006)

Rogério Ziviani
Director

João Mario Lourenço Filho
Director

André Dorf
Director

José Carlos Macedo Ferreira
Director

José Marcos Vettorato
Director

Ernesto Peres Pousada Junior
Director

82-3550

SUZANO PAPEL E CELULOSE S.A.
CNPJ: 16.404.287/0001-55
PUBLICLY HELD COMPANY

NOTICE TO SHAREHOLDERS

Subscription of remaining debentures of the 4th issue not subscribed in the preference period

Suzano Papel e Celulose S.A. (formerly named Suzano Bahia Sul Papel e Celulose S.A.) ("the Company") hereby advises its stockholders that the period for exercise of the right to subscribe Debentures, convertible into shares, of the Company's 4th Issue, as approved by the Extraordinary General Meeting of Stockholders of the Company held on July 6, 2006 ("the Debentures" and "the Issue") not subscribed in the first preference period, starts today and terminates on August 11, 2006. The right to subscribe the remaining securities to which this notice refers is granted only to shareholders who stated their interest in subscribing these remaining securities at the time of their subscription of the Debentures, during the preference period, on the respective subscription bulletin, and is governed by each shareholder's proportionate percentage holding in the Company's registered capital. The right of subscription of the remaining Debentures may be exercised at the following branches of the mandated bank for the Issue, Banco Itaú S.A.:

(i) São Paulo: Rua Boa Vista 176, 1st Basement. Tel: 11 3247-3139

(ii) Rio de Janeiro: Rua Sete de Setembro 99, Basement. Tel: 21 2508-8086

(iii) Belo Horizonte: Av. João Pinheiro 195, Ground Floor. Tel: 31 3249-3524

(iv) Porto Alegre: Rua Sete de Setembro 746, Ground Floor. Tel: 51 3210-9150

(v) Curitiba: Rua João Negrão 65. Tel: 41-3320-4128

(vi) Salvador: Av. Estados Unidos 50, 2nd Floor. Tel: 71 3319-8010

(vii) Brasília: SCS Quadra 3, Edifício Dona Angela, Ground Floor. Tel: 61 3316-4850

São Paulo, August 10, 2006

Bernardo Szpigel
Chief Financial and Investor Relations Officer

92-3550

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

Publicly held company

CNPJ/MF 16.404.287/0001-55

NIRE 29.300.016.331

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS

The Board of Directors of the company met on June 19, 2006, at 7 p.m., at Av. Brigadeiro Faria Lima 1355, 9th Floor, São Paulo, São Paulo State, with all of its members present.

Mr. David Feffer, Chairman of the Board assumed the Chairmanship of the meeting and invited me, Fábio Eduardo de Pieri Spina, to be Secretary of the meeting.

He then stated the objects of the meeting:

(i) to define the limits of operation of the Executive Officers, as provided for in item "q".6 of Clause 19 of the company's bylaws; and

(ii) to consider and decide on a proposal from the Executive Officers to change the company's name.

These matters were debated, and the Board of Directors voted unanimously:

(i) to authorize the Executive Officers to start, make concessions or agreements in, or withdraw from, any court, administrative or arbitration proceedings, procedures, measures or claims, and also to effect voluntarily offsetting of taxes, where such measures result or could result in obligations or rights of the company, or which prejudice or could prejudice the reputation or image of the company, when the value, per proceeding, does not exceed R$ 20,000,000.00 (twenty million Reais); when the amount exceeds R$ 20,00,000.00 (twenty million Reais), the approval of these matters shall be the competency of the company's Board of Directors, except in the case of imminent damage to the company, when the Executive Officers may take the decision and submit it for approval to the first subsequent meeting of the Board of Directors;

and

(ii) to authorize the calling of an Extraordinary General Meeting of Stockholders of the company, to decide on the change of the company's name to "**Suzano Papel e Celulose S.A.**", as proposed by the Executive Officers.

There being no further business, the meeting was closed and these minutes written, read, agreed to, and signed by those present. São Paulo, June 19, 2006.

David Feffer
Chairman of the Meeting,
Member of the Board

Fábio Eduardo de Pieri Spina
Secretary

<u>Other members of the Board of Directors:</u>

Boris Tabacof

Daniel Feffer

Antonio de Souza Corrêa Meyer

Claudio Thomaz Lobo Sonder

Jorge Feffer

Luciano Siani Pires

Marco Antonio Bologna

Oscar de Paula Bernardes Neto

82-3537

SUZANO
PAPEL E CELULOSE

General Meeting of Shareholders called for July 6, 2006

IR Team

Phone.: 55 11 3037+
Gustavo Poppe - 9062
Fernando Mearim - 9359
Rosely D' Alessandro - 9355
Raquel Kim - 9061

Press Team

Fernanda Burjato
GWA Comunicação Integrada
fburjato@gwacom.com
11 3816 3922 // 13 9765-1526

São Paulo, Brazil, June 20, 2006: Today the Suzano Group* (São Paulo Stock Exchange tickers SUZB5, SZPQ4) invited the shareholders of Suzano Papel e Celulose ("the Company") are hereby called to an Extraordinary General Meeting of Stockholders to be held on July 6, 2006, at 2.30 pm, at the Company's head office, at Avenida Tancredo Neves 274, Centro Empresarial Iguatemi II, Block B, Suites 121 and 123, Pituba, Salvador, Bahia, Brazil to decide on the following matters:

(i) the company's fourth issue of debentures: consisting of up to 242,000 (two hundred and forty two thousand) book-entry debentures with floating guarantee convertible into common shares and preferred shares in the Company, for private placement, in the amount of up to R$ 242,000,000.00 (two hundred and forty two million Reais); and

(ii) change in the Company's name to Suzano Papel e Celulose S.A. and consequent alteration of Clause 1 of the Company's Bylaws.

ISE Índice de Sustentabilidade Empresarial | SUZB5 NÍVEL 1 | Latibex | Associado Fundador IN

A Suzano Papel e Celulose is one of the largest vertically integrated producers of eucalyptus pulp and paper in Latin America, with pulp production capacity of 1.1 million tons/year and paper production capacity of 820,000 tons/year. It offers a broad range of pulp and paper products for the domestic and international markets, with leadership positions in key Brazilian markets. It has four product lines: (i) eucalyptus pulp; (ii) uncoated woodfree printing and writing paper; (iii) coated woodfree printing and writing paper; and (iv) paperboard. Suzano Papel e Celulose owns 50% of the total capital of Ripasa S.A. Celulose e Papel, which produces pulp, printing and writing paper, specialty papers, paperboard and cardboards. Ripasa's 2004 net sales were R$ 1.4 billion, from sales of 612,000 tons of products. It has four industrial units in São Paulo State, and forest areas totaling 86,400 hectares.





82-3550

SUZANO

Suzano Group publishes its Code of Conduct

São Paulo, Brazil, June 8, 2006: Today the **Suzano Group*** (São Paulo Stock Exchange tickers **SUZB5, SZPQ4**) publishes its Code of Conduct, applicable to all its companies: one more step in the evolution of its model of corporate governance.

The Code of Conduct contains guidelines and rules of behavior for all people working in Suzano companies aiming to support their commitment to the highest standards of professional conduct.

The Executive Vice-president of Suzano Holding S.A., Fábio Eduardo de Pieri Spina, said: "The Code of Conduct formalizes the practices and values that have been part of the day-to-day routine of the Suzano Group for more than 80 years, and reaffirms our commitment to the capital markets, to our principles of attributing value to our people, to sustainable development, and to the ethical principles that orient all our work".

He emphasizes that "publication of the Code of Conduct is one more important step in the construction of increasingly transparent relations with our stakeholders and strengthens public awareness of our ethical commitment."

In each of Suzano's working units, individuals have been appointed to carry out the functions of internal Ombudsmen, and they, together with an external Ombudsman service, will be responsible for receiving and passing on any complaints, statements or comments related to the Code. The external Ombudsman service will be operated and managed by specialized external consultants, available on the local Brazilian telephone number 0800 771 4060, and, if requested, the anonymity of anyone making contact will be preserved. The Conduct Committee, also made up of Suzano group employees, will be responsible for receiving these comments, providing answers to questions relating to the Code of Conduct, and updating the Code.

Press

GWA Comunicação Integrada
11 3816 3922

Fernanda Burjato
fburjato@gwacom.com
13 9765 1526

Letícia Volponi
leticia@gwacom.com
11 9164 3278





SUZANO



The content of the Code of Conduct and a guide with answers to the most frequently asked questions will be available on www.suzano.com.br.

The Suzano Code of Conduct is divided into six principles – which provide an indicative summary of its contents:

- **Corporate governance**
  Our companies are managed by professionals in accordance with the organizational principles of the Suzano Group and the concepts of good corporate governance, with the purpose of adding value to each company, making possible greater access to capital, and contributing to perpetuation of the Group.

- **Integrity**
  We carry out our activities in a proper and honest manner, thereby preserving and strengthening our moral and ethical principles.

- **Equity**
  We behave in a respectful, dignified and considerate manner towards all people with whom we interface both inside and outside the Suzano Group.

- **Transparency**
  We conduct all relationships in a clear and truthful manner.

- **Valuing the individual**
  We seek to create a healthy workplace environment focused on personal growth and the recognition of people's successful performance.

- **Sustainable development**
  Our decisions are aimed at economic efficiency, and our initiatives seek to strike a balance between financial, social and environmental aspects.

The Suzano Group* operates in pulp and paper and petrochemicals, with a position of leadership in both sectors. Its organizational model establishes an alignment between family control, professional management and partnership with the capital markets, founded on a commitment to sustainability. Strategy and conduct of business are oriented by the principles of Innovation, Corporate Governance and Social/Environmental Responsibility.

** The Suzano Group means the group of companies under the control of Suzano Holding S.A.*

82-3550



SUZANO
PAPEL E CELULOSE

New CEO takes office at Suzano Papel e Celulose

São Paulo, June 2, 2006: Yesterday **Antonio Maciel Neto** took office as the new CEO of **Suzano Papel e Celulose** (Bovespa: SUZB5), one of Latin America's largest producers of paper and pulp.

He replaces **Murilo Passos**, who remains on the Management Committee of Suzano Papel e Celulose.

As he took office yesterday at the company's head office, **Maciel** said he "assumes with confidence the responsibility of providing continuity to the Suzano group's tradition and to the growth of a company whose aspirations are to become one of the largest companies in the sector both in Brazil and in the world, and to win the admiration of the markets where it works. This growth will be based on competitiveness and profitability - the main pillars of the sustainability of the business. In this context, our innovative stance with focus on the markets, social and environmental responsibility, development of winning teams and corporate governments will be key in the process of adding value to the company in the capital markets in the creation of value for shareholders."

A Suzano Papel e Celulose is one of the largest vertically integrated producers of eucalyptus pulp and paper in Latin America, with pulp production capacity of 1.1 million tons/year and paper production capacity of 820,000 tons/year. It offers a broad range of pulp and paper products for the domestic and international markets, with leadership positions in key Brazilian markets. It has four product lines: (i) eucalyptus pulp; (ii) uncoated woodfree printing and writing paper; (iii) coated woodfree printing and writing paper; and (iv) paperboard. Suzano Papel e Celulose owns 50% of the total capital of Ripasa S.A. Celulose e Papel, which produces pulp, printing and writing paper, specialty papers, paperboard and cardboards. Ripasa's 2004 net sales were R$ 1.4 billion, from sales of 612,000 tons of products. It has four industrial units in São Paulo State, and forest areas totaling 86,400 hectares.

IR Team

Phone.: 55 11 3037+
Gustavo Poppe - 9062
Fernando Mearim - 9359
Rosely D' Alessandro - 9355
Raquel Kim - 9061

Press Team

Fernanda Burjato
GWA Comunicação Integrada
fburjato@gwacom.com
11 3816 3922 // 13 9765-1526

ISE Índice de Sustentabilidade Empresarial
SUZB5 NÍVEL 1 BOVESPA BRASIL
Latibex
Associado Fundador NI







82-755

RECEIVED

2007 JAN 19 A 10: 14

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Unconsolidated and Consolidated Quarterly Financial Information

Suzano Papel e Celulose S.A.

June 30, 2006

SUZANO PAPEL E CELULOSE S.A.

UNCONSOLIDATED AND CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

June 30, 2006

Contents

ERNST & YOUNG

Condomínio São Luiz
Av. Pres. Juscelino Kubitscheck, 1830
8º Andar - Itaim Bibi
04543-900 - São Paulo, SP, Brasil

Tel.: (5511) 2112-5200
Fax: (5511) 3168-2401
www.ey.com.br

A free translation from Portuguese into English of Special Review Report of Independent Auditors on quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil.

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
Suzano Papel e Celulose S.A.

1. We have performed a special review of the accompanying Quarterly Financial Information of Suzano Papel e Celulose S.A. (formerly Suzano Bahia Sul Papel e Celulose S.A.) and Suzano Papel e Celulose S.A. and subsidiaries for the three and six-months periods ended June 30, 2006, including the balance sheets, statements of income, report on the Company's performance consolidated and other Company and subsidiaries' (" the Company") relevant information, in accordance with accounting practices adopted in Brazil.

2. Our review was conducted in accordance with the specific procedures determined by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Board of Accountancy (CFC), and included principally: (a) inquiries of and discussions with the management responsible for the Company's accounting, financial and operational areas about the criteria adopted for the preparation of the quarterly information and (b) review of information and subsequent events which have or could have significant effects on the Company's operations and financial position.

3. Based on our special review, we are not aware of any material modification that should be made to the Quarterly Financial Information referred to above for it to comply with accounting practices adopted in Brazil applicable to the preparation of Quarterly Financial Information, together with specific regulations established by the Brazilian Securities and Exchange Commission (CVM).

ERNST & YOUNG

4. Our review was carried out to enable us to issue a report on the special review of the Quarterly Financial Information referred to in the first paragraph, taken as a whole. The statements of changes in financial position and of cash flows for the six-months period ended June 30, 2006, prepared in accordance with the accounting practices adopted in Brazil, which are presented to provide supplementary information about the Company and its subsidiaries are not required as an integral part of the Quarterly Financial Information. These statements were submitted to the review procedures described in the second paragraph and, based on our review, we are not aware of any material modification that should be made to these supplementary statements for them to be fairly disclosed, in all material respects, with regard to the Quarterly Financial Information for the six-months period ended June 30, 2006, taken as a whole.

Salvador, July 17, 2006

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6-F-BA

Idésio S. Coelho Jr.
Accountant-CRC-1SP163904/O-0-S-BA

A free translation from Portuguese into English of quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil.

SUZANO PAPEL E CELULOSE S.A.

BALANCE SHEETS
June 30 and March 31, 2006
(In thousands of reais)

	Parent Company		Consolidated	
	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006
	(Unaudited)		(Unaudited)	
Assets				
Current assets				
Cash and marketable securities	602,329	515,092	1,120,546	1,007,062
Trade accounts receivable	817,264	829,248	698,734	630,075
Inventories	385,293	388,281	539,928	480,783
Recoverable taxes	47,955	54,398	63,783	61,926
Deferred income and social contribution taxes	60,938	39,700	72,626	46,662
Other accounts receivable	30,371	19,727	35,713	22,398
Prepaid expenses	7,879	1,458	8,013	1,868
Total current assets	1,952,029	1,847,904	2,539,343	2,250,774
Noncurrent assets				
Marketable securities	22,711	21,934	22,711	21,934
Due from related parties	19,647	14,905	40	19
Recoverable taxes	13,467	14,849	25,554	21,004
Deferred income and social contribution taxes	105,699	107,038	136,225	137,654
Advances to suppliers	131,260	122,709	131,260	122,709
Judicial deposits	32,714	30,484	62,080	42,215
Other accounts receivable	21,397	21,794	34,147	28,790
Total noncurrent assets	346,895	333,713	412,017	374,325
Permanent assets				
Investments	1,628,110	1,077,977	714,566	471,920
Property, plant and equipment	4,225,844	3,838,315	5,120,554	4,344,402
Deferred charges	855	939	5,605	3,385
Total permanent assets	5,854,809	4,917,231	5,840,725	4,819,707
Total assets	8,153,733	7,098,848	8,792,085	7,444,806

	Parent Company		Consolidated	
	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006
	(Unaudited)		(Unaudited)	
Liabilities and shareholdes'equity				
Current liabilities				
Trade accounts payable	118,119	108,988	162,063	133,094
Loans and financing	887,501	865,655	975,039	904,645
Debentures	10,979	38,981	10,979	38,981
Payroll and taxes payable	45,393	38,142	57,664	43,749
Taxes payable other than on income	10,968	14,778	15,731	19,323
Income and social contribution taxes	-	-	6,625	1,823
Deferred income and social contribution taxes	-	-	6,171	2,633
Dividends and interest on shareholders'equity	416	417	460	720
Accounts payable	66,023	67,021	95,452	78,901
Payable to related parties	1,078	758	543	533
Total current liabilities	1,140,477	1,134,740	1,330,727	1,224,402
Noncurrent liabilities				
Loans and financing	2,393,008	2,030,718	2,748,818	2,248,050
Debentures	460,749	457,956	460,749	457,956
Accounts payable	5,357	10,142	10,641	10,142
Deferred income and social contribution taxes	16,023	15,924	34,008	25,715
Provision for contingencies and actuarial liabilities	183,810	177,973	268,478	216,856
Total noncurrent liabilities	3,058,947	2,692,713	3,522,694	2,958,719
Shareholders'equity				
Capital	2,053,620	1,479,990	2,053,620	1,479,990
Capital reserves	378,832	378,832	378,832	378,832
Treasury shares	(15,080)	(15,080)	(15,080)	(15,080)
Income reserves	1,275,826	1,275,826	1,265,755	1,265,755
Retained earnings	261,111	151,827	255,537	152,188
Total shareholders'equity	3,954,309	3,271,395	3,938,664	3,261,685
Total liabilities and shareholders'equity	8,153,733	7,098,848	8,792,085	7,444,806

See accompanying notes.

SUZANO PAPEL E CELULOSE S.A.

STATEMENTS OF INCOME
Three and six months periods ended June 30, 2006 and 2005
(In thousands of reais)

	Parent Company				Consolidated			
	Three months period ended June 30,		Six months period ended June 30,		Three months period ended June 30,		Six months period ended June 30,	
	2006	2005	2006	2005	2006	2005	2006	2005
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)	
Gross sales	754,860	724,882	1,424,843	1,377,603	915,670	800,849	1,678,675	1,461,099
Sales deductions	(98,177)	(93,006)	(188,852)	(172,935)	(127,571)	(107,311)	(234,453)	(187,240)
Net sales	656,683	631,876	1,235,991	1,204,668	788,099	693,538	1,444,222	1,273,859
Cost of goods sold	(375,168)	(350,616)	(713,211)	(661,240)	(500,347)	(421,716)	(921,399)	(766,698)
Gross profit	281,515	281,260	522,780	543,428	287,752	271,822	522,823	507,161
Operating income (expense)								
Selling expenses	(66,712)	(69,155)	(123,757)	(129,775)	(48,262)	(43,494)	(85,203)	(75,403)
General and administrative expenses	(48,900)	(41,245)	(94,491)	(86,826)	(59,629)	(50,394)	(112,453)	(100,526)
Financial expenses	(62,514)	202,992	33,204	134,942	(107,388)	194,567	(22,294)	122,460
Financial income	28,206	(12,888)	8,135	17,195	68,991	(29,962)	52,233	4,652
Equity pickup in subsidiaries and affiliates	11,930	(23,261)	(1,494)	(25,133)	(106)	(87)	(129)	(241)
Amortization of goodwill	(12,706)	-	(12,706)	-	(16,893)	-	(29,454)	-
Other operating income, net	3,065	3,940	4,629	5,751	6,052	3,986	9,141	8,242
Operating income	133,884	341,643	336,300	459,582	130,517	346,438	334,664	466,345
Nonoperating income, net	1,223	1,654	5,796	10,605	187	1,985	5,115	11,814
Income before income and social contribution taxes	135,107	343,297	342,096	470,187	130,704	348,423	339,779	478,159
Income and social contribution taxes	(25,823)	(84,188)	(80,985)	(121,522)	(27,355)	(89,940)	(84,242)	(128,693)
Net income for the period	109,284	259,109	261,111	348,665	103,349	258,483	255,537	349,466
Net earnings per share - in reais	0.34907	0.91262	0.83403	1.22804	0.33011	0.91041	0.81623	1.23087
Number of outstanding shares at the end of the period (in thousand)	313,070	283,919	313,070	283,919	313,070	283,919	313,070	283,919

See accompanying notes.

SUZANO PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(In thousands of reais)
(Unaudited)

1. Operations

The core business of Suzano Papel e Celulose S.A. (hereinafter referred to as the Company or Suzano) and its subsidiaries, with headquarter in Salvador (Bahia State) and operating production units in Bahia State and São Paulo State, consists in manufacturing and trading, domestically and abroad, short-fiber pulp eucalyptus and paper, in addition to the formation and exploitation of eucalyptus forests for own use and sale to third parties.

The trading of the products abroad is made through wholly-owned subsidiaries located abroad. Subsidiaries abroad do not have industrial plants.

In the Special General Meeting held on July 6, 2006, the company name Suzano Bahia Sul Papel e Celulose S.A. was changed to the current Suzano Papel e Celulose S.A.

2. Presentation of the Quarterly Financial Information

The quarterly financial information was prepared in accordance with the accounting practices derived from Brazilian Corporation Law and regulations established by the Brazilian Securities and Exchange Commission - CVM.

Summary of principal accounting practices

a) Statement of income: Revenues and expenses are recognized on the accrual basis. Revenue from the sale of goods is recognized in the statement of income when all risks and rewards of ownership have been transferred to the buyer. No revenue is recognized if there are significant uncertainties regarding its realization.

b) Accounting estimates: Accounting estimates were based on objective and subjective aspects, considering Management's opinion of the appropriate amount to be recorded in the quarterly financial information. Significant items subject to these estimates include: the definition of useful lives of property, plant and equipment; allowance for doubtful accounts; inventory losses; valuation allowance for investments; deferred income and social contribution taxes; provision for contingencies and actuarial liabilities and valuation of derivative financial instruments. Actual results may significantly differ from these estimates due to the underlying inaccuracy of the determination process. The Company reviews its estimates and assumptions at least on a quarterly basis.

2. **Presentation of the Quarterly Financial Information** (Continued)

Summary of principal accounting practices (Continued)

c) Foreign currency: Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate in effect at the balance sheet dates. Foreign currency translation gains and losses are recognized in the statements of income. Assets and liabilities of foreign subsidiaries and affiliates were translated into reais at the foreign exchange rate in force at the balance sheet dates and the results of operations were translated at the average exchange rate for the periods.

d) Derivative financial instruments: Derivative financial instruments, such as swaps, are recorded initially at cost and subsequently revalued according to the contractual terms, to reflect amounts accrued to the balance sheet dates. Derivative financial instruments aim to minimize the risks involved in loans and financing denominated in foreign currency. According to its Treasury department's policy, the Company does not hold or issue derivative financial instruments for non hedge purposes.

e) Marketable securities: These are recorded at cost, plus income accrued to the balance sheet dates, not exceeding market value. For purposes of this quarterly financial information, short-term investments are classified under cash and marketable securities.

f) Allowance for doubtful accounts: This is established at an amount considered sufficient by Management to cover any possible losses on the collection of accounts receivable.

g) Inventories: Inventories are stated at their average acquisition or production cost, not exceeding market value.

h) Investments: Investments in subsidiaries and affiliates are valued under the equity method. Other investments are stated at acquisition cost, net of a valuation allowance, where applicable.

i) Property, plant and equipment: These are recorded at the acquisition, development or construction cost, including interest and other financial charges directly related to the project or construction, restated by inflation rates until December 31, 1995. Depreciation is calculated using the straight-line method based on the depreciation rates mentioned in Note 10, considering the estimated useful lives of the assets. Timber resources include acquisition, development and maintenance costs. Depletion is calculated in accordance with the harvests, based on the average cost of the harvested area.

(In thousands of reais)

2. Presentation of the Quarterly Financial Information (Continued)

Summary of principal accounting practices (Continued)

j) Deferred charges: These are recorded at purchase and development cost, less amortization, which is calculated by using the straight-line method over a maximum period of five years.

k) Rights and obligations: These are restated based on exchange rates or indices and interest rates specified in the contracts in force, to reflect amounts receivable and payable at the balance sheet dates.

l) Provisions: These are recognized in the balance sheets whenever the Company has a legal or acquired obligation as a result of a past event, and it is probable that an outflow of economic benefits is required to settle the obligation. Provisions are recorded considering the best estimates for the risk of each specific liability.

m) Non-cumulative PIS/COFINS: Tax debits arising from the sale of products are presented as sales deductions in the statement of income. Tax credits deriving from: (i) purchase of raw materials; (ii) services and other materials to be used in production, as established by Laws No. 10,637/02 and No. 10,833/03, are presented in the statement of income as a reduction of cost of goods sold.

n) Income and social contribution taxes: Income and social contribution taxes on net income for the periods comprise current and deferred taxes.

Current tax is calculated on taxable income for the periods, by using tax rates in force at the balance sheet dates. Current tax rates are as follows: (i) income tax is computed at the rate of 25% of adjusted net income (15% of taxable income, plus a 10% surtax); and (ii) social contribution tax is computed at the rate of 9% of adjusted net income.

The deferred tax asset resulting from income and social contribution taxes losses carryforward and temporary differences was determined in accordance with CVM Instruction No. 371/02.

o) Statements of cash flows and changes in financial position: The statements of cash flows, prepared in accordance with NPC 20 – Statement of Cash Flows, issued by the Brazilian Institute of Independent Auditors – IBRACON, and the statements of changes in financial position, are presented as supplementary information.

(In thousands of reais)

3. Consolidated Quarterly Financial Information

The accounting policies have been consistently applied by the consolidating companies and are consistent with those used in the previous year.

The consolidated quarterly information includes the quarterly financial information of Suzano Papel e Celulose S.A. and the following direct and indirect subsidiaries: Suzano America Inc, Suzano Trading Ltd., Suzano Europe S.A., Bahia Sul Holdings GmbH, Suzanopar Investimentos Ltd, Comercial e Agrícola Paineiras Ltda. (Paineiras), Nemo International, Sun Paper and Board Limited, Stenfar S.A. - Ind.Com.Imp. y Exp (Stenfar) and Ripasa S.A. Celulose e Papel (Ripasa).

Due to the acquisition of interest in Ripasa as of March 31, 2005 (see Note 9), the quarterly information of such company started to be proportionally consolidated from that date. The proportional consolidation is justified under the shareholders' agreement entered into with Votorantim Celulose e Papel (VCP), which meets the requirements established by CVM Instruction No. 247/96. Therefore, comparison of consolidated quarterly information must take into consideration this proportional consolidation. Another factor to be considered when comparing the quarterly information is that the Ripasa financial statements were consolidated proportionally, until April 30, 2006, based on the interest of 23.03%. Since May 2006, with the conclusion of the corporate reorganization mentioned in Note 9, the financial statements of Ripasa has been consolidated proportionally based on the interest of 50.00%. As supplementary information, the Company is presenting the statements of Ripasa's proportional consolidation, including the balance sheet and the statements of income of Suzano Papel e Celulose before this proportional consolidation.

In February 2006, a new direct subsidiary was formed abroad, denominated Suzano Europe S.A.

The financial period of the subsidiaries included in the consolidated quarterly financial information is the same as that of the parent company.

(In thousands of reais)

3. Consolidated Quarterly Financial Information (Continued)

Description of the main consolidation procedures

a) Elimination of intercompany asset and liability account balances;
b) Elimination of investment in the subsidiaries' capital, reserves and retained earnings;
c) Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions;
d) Elimination of tax charges due on unearned income, shown as deferred taxes in the consolidated balance sheets.

Reconciliation of net income for the periods and shareholders' equity between consolidated and Parent Company

	Net income			Shareholders' equity	
	Three months period ended June 30	Six months period ended June 30,			
	2006	2006	2005	Jun/2006	Mar/2006
Parent Company	109,284	261,111	348,665	3,954,309	3,271,395
Elimination of realized (unrealized) income recorded by the parent company in transactions with subsidiaries	(8,535)	(8,445)	1,219	(20,588)	(12,053)
Income and social contribution taxes on the elimination above	2,902	2,871	(418)	7,000	4,100
Sale of other assets from the parent company to subsidiaries	-	-	-	(1,757)	(1,757)
Others	(302)	-	-	(300)	-
Consolidated	103,349	255,537	349,466	3,938,664	3,261,685

4. Cash and Marketable Securities

	Parent Company		Consolidated	
	Jun/2006	Mar/2006	Jun/2006	Mar/2006
Cash and banks	127,271	57,834	294,835	224,282
Marketable securities	497,769	479,192	848,422	804,714
	625,040	537,026	1,143,257	1,028,996
Less current assets	602,329	515,092	1,120,546	1,007,062
Noncurrent assets	22,711	21,934	22,711	21,934

(In thousands of reais)

4. Cash and Marketable Securities (Continued)

Marketable securities refer substantially to bank deposit certificates remunerated at rates that vary from 99.0% to 103.0% of the Brazilian Interbank Deposit Certificate (CDI) rate and foreign marketable securities, at an average rate of 4.93% per annum plus exchange variation of the US dollar rate.

5. Trade Accounts Receivable

	Parent Company		Consolidated	
	Jun/2006	Mar/2006	Jun/2006	Mar/2006
Domestic receivables	353,519	396,478	469,347	451,317
Foreign receivables				
- Subsidiaries	473,609	433,621	-	-
- Third parties	8,817	9,033	257,432	193,926
Discounted export receivables	(11,376)	(362)	(11,376)	(362)
Allowance for doubtful accounts	(7,305)	(9,522)	(16,669)	(14,806)
	817,264	829,248	698,734	630,075

The Parent Company had, at June 30, 2006, outstanding vendor operations with its customers in the amount of R$70,526 (R$39,243 in March 31, 2006), in which the Company acts as an intervening guarantor. At June 30, 2006 this amount is R$112,885 in the consolidated (R$57,697 in March 31, 2005).

6. Inventories

	Parent Company		Consolidated	
	Jun/2006	Mar/2006	Jun/2006	Mar/2006
Finished goods				
Pulp				
- In Brazil	13,831	30,234	17,039	30,616
- Abroad	-	-	25,732	15,716
Paper				
- In Brazil	126,731	118,399	157,743	130,735
- Abroad	-	-	42,859	39,735
Work in process	20,377	19,993	25,674	22,857
Raw materials	83,753	85,519	100,855	93,838
Maintenance and other materials	144,092	138,020	174,459	151,604
Provision for inventories losses	(3,491)	(3,884)	(4,433)	(4,318)
	385,293	388,281	539,928	480,783

(In thousands of reais)

7. Recoverable Taxes

	Parent Company		Consolidated	
	Jun/2006	Mar/2006	Jun/2006	Mar/2006
Recoverable social contribution tax	3,969	4,314	4,103	4,867
Recoverable income tax	16,321	27,436	17,331	28,428
Recoverable PIS / COFINS	8,225	3,961	10,917	4,908
Value added tax (ICMS) on acquisition of property, plant and equipment	31,312	31,786	54,875	42,659
Others	1,595	1,750	2,111	2,068
	61,422	69,247	89,337	82,930
Less current assets	47,955	54,398	63,783	61,926
Noncurrent assets	13,467	14,849	25,554	21,004

8. Income and Social Contribution Taxes

Deferred income and social contribution taxes

The deferred income and social contribution taxes are recognized to reflect future tax effects attributable to temporary differences between the tax bases for assets and liabilities and their book values, and on income and social contribution tax losses carryforward.

The recorded deferred income and social contribution taxes derive from:

	Parent Company		Consolidated	
	Jun/2006	Mar/2006	Jun/2006	Mar/2006
Assets				
Temporary differences:				
- On provisions	66,068	62,515	108,282	83,012
- On goodwill amortization	100,569	84,223	100,569	101,304
	166,637	146,738	208,851	184,316
Less current assets	60,938	39,700	72,626	46,662
Noncurrent assets	105,699	107,038	136,225	137,654

(In thousands of reais)

8. Income and Social Contribution Taxes (Continued)

Deferred income and social contribution taxes (Continued)

	Parent Company		Consolidated	
	Jun/2006	Mar/2006	Jun/2006	Mar/2006
Liabilities				
Accelerated depreciation	16,023	15,924	17,522	16,790
Deferred exchange variation	-	-	17,183	9,240
Temporary exclusions	-	-	5,474	2,318
	16,023	15,924	40,179	28,348
Less current liabilities	-	-	6,171	2,633
Noncurrent liabilities	16,023	15,924	34,008	25,715

In accordance with CVM Instruction No. 371/02, and based on expected future taxable income, as determined in a technical study approved by the Board of Directors, the Company recognized tax credits on income and social contribution taxes losses carryforward and temporary differences, which have no statutory limitation in time. The carrying value of the deferred tax asset is reviewed annually by the Company and the related adjustments have not been significant in relation to management's initial estimate. The technical study considers the income tax reduction incentive of 75% on profits from tax incentive activities of the Mucuri plant (former Bahia Sul).

Based on this technical analysis of future taxable income, the Company expects to recover these tax credits in the following years:

	Parent Company		Consolidated	
	Jun/2006	Mar/2006	Jun/2006	Mar/2006
2006	60,938	39,700	72,626	46,662
2007	31,575	31,575	38,200	34,473
2008	55,111	49,281	55,530	51,380
2009 to 2014	19,013	26,182	42,495	51,801
	166,637	146,738	208,851	184,316

The expected recoverability of the tax credits is based on the projections of future taxable income, taking into consideration various business and financial assumptions on the balance sheet dates. Accordingly, these estimates may differ from the effective taxable income in the future due to the underlying uncertainties involved.

(In thousands of reais)

8. **Income and Social Contribution Taxes** (Continued)

Income Tax - Reduction of 75% ADENE – Mucuri Plant

The Company obtained from ADENE (former SUDENE), for the Mucuri plant, a tax incentive reduction of 75% in the income tax until 2011 for pulp and 2012 for paper. Such tax incentive, calculated based on exploration profit, is proportional to Mucuri plant net sales revenues.

This income tax reduction from this tax benefit is not recorded as expense in the statement of income. However, at the end of each financial year, after net income has been determined, the reduction obtained for the year is allocated to capital reserve as a partial destination of the net income determined, in accordance with the legal provision establishing that such tax benefit is not to be distributed. Tax savings on June 30, 2006 amounted to R$21,662 (R$24,757 on June 30, 2005).

(In thousands of reais)

8. Income and Social Contribution Taxes (Continued)

Reconciliation between income and social contribution tax expenses

The reconciliation between the tax expense as calculated by the combined statutory rates and the income and social contribution tax expenses charged to statements of income is presented as follows:

	Parent Company		Consolidated	
	Six months period ended June 30,			
	2006	2005	2006	2005
Income before income and social contribution taxes	342,096	470,187	339,779	478,159
Reversal of equity pickup	1,494	25,133	129	241
Income after reversal of equity pickup	343,590	495,320	339,908	478,400
Income and social contribution taxes calculated at the combined nominal tax rate of 34%	(116,821)	(168,409)	(115,569)	(162,656)
Analysis of the effective income and social contribution tax rates:				
Profits from foreign subsidiaries	(2,124)	-	-	-
Exchange variation on investments abroad	-	-	(7,445)	(11,297)
Accrual of the effect, on such taxes, of interest on shareholders' equity to be distributed in the future, within the year	20,060	25,466	20,060	25,466
Tax incentives - ADENE	21,662	24,757	21,662	24,757
Others	(3,762)	(3,336)	(2,950)	(4,963)
Income and social contribution taxes	(80,985)	(121,522)	(84,242)	(128,693)
Effective tax rate	*23.6%*	*24.5%*	*24.8%*	*26.9%*

(In thousands of reais)

9. Investments

	Parent Company		Consolidated	
	Jun/2006	**Mar/2006**	**Jun/2006**	**Mar/2006**
Investments in subsidiaries and affiliates	914,673	1,059,160	983	903
Goodwill on acquisition of Ripasa	695,258	-	695,258	452,127
Other investments	23,444	23,647	23,590	23,720
Provision for losses	(5,265)	(4,830)	(5,265)	(4,830)
	1,628,110	1,077,977	714,566	471,920

Details of investments

	June 30, 2006 – Data from subsidiary / affiliate			Equity pickup		Investments	
	Shareholders' equity	Net income (loss) for the six months period ended	Interest	Jun/2006	Jun/2005	Jun/2006	Mar/2006
Parent Company							
Ripasa S.A. Celulose e Papel	1,167,975	64,104	50%	2,591	-	583,988	-
Ripasa Participações S.A.	-	4,974	-	2,504	8,001	-	736,131
Suzanopar Investimentos Ltd.	121,881	2,366	100%	(7,375)	(16,336)	121,881	120,961
Nemo International	19,779	2,130	100%	688	(2,527)	19,779	18,334
Comercial e Agrícola Paineiras Ltda	104,041	(1,192)	100%	(1,192)	(2,116)	104,041	103,796
Stenfar S.A., Ind. Com. Imp. Y Exp.	11,973	1,013	16%	(110)	-	1,880	1,795
Suzano Trading Ltd.	75,749	7,569	100%	1,838	(11,281)	75,749	70,742
Suzano America, Inc.	10,096	175	65%	(295)	(633)	6,512	6,472
Bahia Sul Holdings GmbH	7	(11)	100%	(54)	(17)	7	8
Suzano Europe S.A.	181	-	100%	-	-	181	181
Pakprint S.A.	3,276	(732)	20%	(89)	(224)	655	740
Total investments in subsidiaries and affiliates				(1,494)	(25,133)	914,673	1,059,160
Goodwill determined on the acquisition of Ripasa						695,258	-
Other investments, net of valuation allowance						18,179	18,817
Total investments				(1,494)	(25,133)	1,628,110	1,077,977
Consolidated							
Pakprint S.A.	3,276	(732)	20%	(129)	(241)	983	903
Goodwill determined on the acquisition of Ripasa						695,258	452,127
Other investments, net of valuation allowance						18,325	18,890
Total investments						714,566	471,920

(In thousands of reais)

9. Investments (Continued)

Acquisition of Ripasa

On November 10, 2004, Suzano Papel e Celulose S.A and Votorantim Celulose e Papel S.A. entered into an agreement for acquisition of controlling interest of Ripasa.

On March 31, 2005, the acquisition of controlling interest of Ripasa Participações S.A. (hereinafter "Ripar"), a subsidiary of Suzano and VCP, was carried out, with the purchase of 129,676,966 common shares and 41,050,819 preferred shares, representing 77.59% of the voting capital and 46.06% of total capital, for the total amount of R$ 1,484,190 (equivalent to US$ 549.151 million).

In April 2006, Suzano and VCP entered into a judicial agreement with a group of preferred shareholders of Ripasa, with the objective of eliminating judicial claims that questioned the corporate reorganization of said company, as addressed below. The payment of this additional amount by Suzano and VCP to said group of shareholders took place on July 4, 2006 and such agreement was extended to the remaining minority shareholders, which, on June 29, 2006, signed the "Adhesion, Approval and Transaction Agreement". Such payments were priced at R$1.0538 per preferred share issued by Ripasa, and were remunerated by interest of 100% of the DI rate, during the period from May 23 to July 3, 2006, totaling R$ 153,920, half of which is incumbent upon Suzano.

On May 23, 2006, the Special General Meeting approved the transfer of shares issued by Ripasa, held by non-controlling shareholders, to Ripar equity, occasion when non-controlling Ripasa shareholders became Ripar shareholders, based on the replacement relation established in the "Agreement and Justification for Transfer of Shares and Spin-off".

After the absorption of Ripasa shares by Ripar, the Special General Meetings held by Suzano, VCP and Ripar approved the spin-off of Ripar, and its net assets were transferred equally to Suzano and VCP, resulting in (i) capital increase at Suzano and VCP, with issue of new shares, which were distributed to non-controlling shareholders of Ripar, based on the replacement relation defined in item 3 of the Significant Event Notice published on May 5, 2006; and (ii) dissolution of Ripar.

(In thousands of reais)

9. **Investments** (Continued)

Acquisition of Ripasa (Continued)

The reorganization has the following justifications: (a) non-controlling shareholders of Ripasa migrated to Suzano and VCP, the shares of which offer higher liquidity, and (b) represents a necessary step for a future reorganization at Ripasa, which will enable activity rationalization, cost reduction, operating gains, higher competitiveness and company growth.

After the above corporate restructuring, Suzano and VCP hold 100% of Ripasa shares. Suzano portion corresponds to 50% of the Ripasa shares, equivalent to 83,563,025 common shares and 101,759,330 preferred shares, in the total amount of R$ 1,315,724, of which R$ 762,387 refers to goodwill on acquisition.

The Company is carrying out the amortization of the referred goodwill based on future profitability, over a period of 10 years. Such period of amortization will be maintained until the conclusion of Ripasa reorganization, after which the terms will be reviewed.

The transaction was presented to relevant authorities within the established dates, including to the Brazilian Antitrust Agency (CADE). Management believes that such transaction will be approved.

Upon acquisition of the Ripasa shares on March 31, 2005, a Purchase and Sale Option Agreement was signed with one of the three groups of former controlling shareholders of Ripasa, referring to their interest, to be exercised during a period of up to six years. In view of the incorporation of such shares into Ripasa Participações S.A. and its subsequent spin-off, with transfer of net assets to Suzano and VCP equity, such option now refers to 5,428,955 common shares and 1,795,986 preferred shares issued by Suzano. During the first five years, the sellers have the option to sell and, in the last year, the buyers have the option to purchase. The amount referring to the Company, established by the option agreement, is of R$ 216,628, equivalent to US$ 80 million, restated by the SELIC (Central Bank Overnight rate), calculated cumulatively, from March 31, 2005 until the effective payment and transfer of ownership. At June 30, 2006, the restated amount totaled R$ 262,163.

(In thousands of reais)

10. Property, Plant and Equipment

Parent Company

	Average annual depreciation rate	Jun/2006 Cost	Jun/2006 Depreciation	Jun/2006 Net	Mar/2006 Net
Buildings	3.37%	662,608	(282,995)	379,613	365,704
Machinery and equipment	4.47%	3,662,813	(1,613,447)	2,049,366	2,070,959
Other depreciable assets	17.17%	180,898	(126,236)	54,662	57,255
Land and farms	-	427,522	-	427,522	396,563
Timber resources	-	516,415	-	516,415	513,791
Construction in progress	-	798,266	-	798,266	434,043
		6,248,522	(2,022,678)	4,225,844	3,838,315

Consolidated

	Average annual depreciation rate	Jun/2006 Cost	Jun/2006 Depreciation	Jun/2006 Net	Mar/2006 Net
Buildings	3.37%	814,784	(340,859)	473,925	410,589
Machinery and equipment	4.47%	4,546,077	(2,204,391)	2,341,686	2,217,141
Other depreciable assets	17.17%	238,291	(149,020)	89,271	76,698
Land and farms	-	560,184	-	560,184	456,041
Timber resources	-	610,018	-	610,018	555,763
Construction in progress	-	1,045,470	-	1,045,470	628,170
		7,814,824	(2,694,270)	5,120,554	4,344,402

At June 30, 2006, construction in progress consisted mainly of the Expansion Project for the Mucuri Plant – R$756,897 (R$384,602 on March 31, 2006), the Capim Branco Project – R$182,107 (R$167,017 on March 31, 2006) and replacement of industrial equipment and facilities and improvement projects.

(In thousands of reais)

11. Financing and Loans

	Index	Average annual interest rate Jun/2006	Parent Company Jun/2006	Parent Company Mar/2006	Consolidated Jun/2006	Consolidated Mar/2006
To acquire property, plant and equipment:						
BNDES - Finem	TJLP (1) (2)	9.05%	839,217	676,497	927,200	759,261
BNDES - Finem	Basket of currencies (2)	9.32%	178,821	147,945	178,821	147,945
BNDES - Finame	TJLP (1) (2)	9.99%	30,491	33,889	30,729	34,029
BNDES - Automatic	TJLP (1) (2)	8.26%	1,578	2,134	89,391	45,455
FNE - BNB	Fixed rate	11.90%	52,381	52,397	52,381	52,397
FINEP	TJLP	6.00%	7,823	7,291	7,823	7,291
Rural credit	TJLP	11.12%	88,323	4,159	93,323	6,462
For working capital:						
Export financing	US$	5.52%	1,949,695	1,901,456	2,180,459	2,013,675
Foreign onlending	US$	8.66%	18,230	17,579	18,230	17,579
Imports financing	US$	4.46%	49,021	53,026	80,571	68,601
Export credit note	US$	6.65%	64,929	-	64,929	-
			3,280,509	2,896,373	3,723,857	3,152,695
Less current liabilities (includes interest payable)			887,501	865,655	975,039	904,645
Noncurrent liabilities			2,393,008	2,030,718	2,748,818	2,248,050
Long-term loans and financing mature as follows:						
2007			112,386	248,060	139,506	276,683
2008			463,849	441,668	579,863	499,830
2009			694,205	588,134	785,409	634,851
2010			453,860	358,612	503,816	386,347
2011 onwards			668,708	394,244	740,224	450,339
			2,393,008	2,030,718	2,748,818	2,248,050

(1) Capitalization agreement that corresponds to the amount in excess of 6% p.a. over the long-term interest rate (TJLP) published by the Brazilian Central Bank;

(2) Financing is secured, depending on the agreements, by: (i) mortgages of plant; (ii) rural properties and timberland; (iii) guarantees of the financed assets; (iv) sureties from shareholders and (v) bank guarantee.

(In thousands of reais)

12. Debentures

			Jun/2006			Mar/2006	Index	Interest	Due date
Issue	Series	Units	Current	Noncurrent	Current and Noncurrent	Current and Noncurrent			
3rd	1st	333,000	7,946	336,483	344,429	365,921	IGP-M	10%	04/01/2014
3rd	2nd	167,000	3,033	124,266	127,299	131,016	USD	10.38%	04/01/2014
			10,979	460,749	471,728	496,937			

On August 23, 2004 the Company completed a R$ 500,000 two series issue of debentures, the first series amounting to R$ 333,000 and the second one amounting to R$ 167,000, both falling due in 2014, in a sole installment.

The first issue was offered locally and is indexed to IGP-M (consumer market price index) variation plus 8% p.a., and was priced on the basis of the concepts set forth in Brazilian Securities Commission (CVM) Instruction N° 404, by granting premium and discount on the issue price.

The second series, not traded on the market, was fully purchased by Banco Votorantim and is indexed to the foreign exchange variation of purchased U.S. dollar plus 10.38% p.a., paid semi-annually.

Debenture clauses require a determined level of indebtedness and leverage indicators based on the Company's consolidated financial statements. As of June 30, 2006, the Company had not defaulted on any covenants.

(In thousands of reais)

13. Transactions with Related Parties

Balances and transactions as of and for the six months period ended June 30, 2006

	Assets				Liabilities	Jun/2006
	Current		Noncurrent		Current	Revenues (expenses)
Consolidated companies						
Suzano Trading Ltd.	462,612		-		-	544,605
Comercial e Agrícola Paineiras Ltda.	-		18,227	3	220	(1,266)
Suzanopar Investimentos Ltd.	-		1,380	2	-	-
Ripasa S.A. Celulose e Papel	-		-		315	(4,175)
Stenfar S/A Indl. Coml. Imp. Y. Exp.	10,997		-		-	16,494
	473,609		19,607		535	555,658
Nonconsolidated companies						
Suzano Holding S.A.	-		-		-	(3,830)
IPLF Holding S.A.	-		-		543	-
SPP Agaprint Indl. e Coml. Ltda.	5,457	1	-		-	8,977
Central Distribuidora de Papéis Ltda.	12,151		-		-	19,398
Nova Mercante de Papéis Ltda.	17,344		-		-	27,237
Suzano Petroquímica Ltda.	-		40		-	-
Consolidated	34,952		40		543	51,782
Parent Company	508,561		19,647		1,078	607,440

Balances at March 31, 2006 and transactions in the income statement for the six-months period ended June 30, 2005

	Assets				Liabilities	Jun/2005
	Current		Noncurrent		Current	Revenues (expenses)
Consolidated companies						
Suzano Trading Ltd	422,885		-		-	376,605
Comercial e Agrícola Paineiras Ltda	-		13,500	3	225	(1,283)
Suzanopar Investimentos Ltd.	-		1,386	2	-	-
CSPC Overseas Ltd.	-		-		-	181,421
Ripasa S.A. Celulose e Papel	263		-		-	-
Stenfar S.A. Indl. Coml. Imp. Y. Exp.	10,736		-		-	14,612
	433,884		14,886		225	571,355
Nonconsolidated companies						
Suzano Holding S.A.	-		-		-	(3,859)
IPLF Holding S.A.	-		-		533	-
SPP Agaprint Indl. e Coml. Ltda.	7,095	1	-		-	8,859
Central Distribuidora de Papéis Ltda.	10,985		-		-	14,453
Nova Mercante de Papéis Ltda.	21,123		-		-	20,337
Suzano Petroquímica Ltda.	-		19		-	-
Nemonorte Imóveis e Partic. Ltda.	-		-		-	(172)
Consolidated	39,203		19		533	39,618
Parent Company	473,087		14,905		758	610,973

(1) With respect to such affiliate, the Company has outstanding "vendor" operations in the amount of R$4,314 (R$6,041 in March 31, 2006);
(2) Loan denominated in US dollars maturing on December 31, 2009.
(3) Advances for future capital increases.

(In thousands of reais)

13. Transactions with Related Parties (Continued)

The main assets and liabilities balances as of June 30, 2006, and the transactions that affected the statement of income for the quarter concerning related-party operations, were substantially realized under normal market conditions.

14. Provision for Contingencies and Actuarial Liabilities

	Parent Company		Consolidated	
	Jun/2006	Mar/2006	Jun/2006	Mar/2006
Taxes				
PIS / COFINS	**75,814**	71,007	**110,958**	87,083
PIS half-yearly computation	**46,186**	45,420	**46,186**	45,420
ICMS	**11,970**	11,970	**17,642**	14,685
Others	**2,346**	2,346	**32,768**	16,643
	136,316	130,743	**207,554**	163,831
Actuarial liabilities	**21,026**	21,026	**29,904**	24,907
Labor and civil	**26,468**	26,204	**31,020**	28,118
	183,810	177,973	**268,478**	216,856

These provisions are recognized to provide for probable losses in administrative and judicial suits relating to tax, civil and labor claims at amounts considered sufficient by management, in accordance with the assessment of its lawyers and legal advisors. Significant proceedings are commented below:

PIS/COFINS – A provision recognized for unpaid PIS and COFINS in view of the legal challenge regarding the tax calculation basis (charge over other income). The Company has judicial deposits in the amount of R$1,586.

(In thousands of reais)

14. Provision for Contingencies and Actuarial Liabilities (Continued)

PIS half-yearly computation - The Company filed a legal suit aiming at recovering the overpaid PIS contribution amounts, since the law that changed the criterion for determination of the referred contribution was considered unconstitutional by the higher court. Judgment in the trial court recognized the Company's right in relation to the contribution. Supported by preliminary court injunction, the Company offset such related credit amount against IPI and COFINS debits. A recent decision in intermediate court of appeals recognized that the offsetting could only be made against debits resulting from the current PIS itself. Such new decision is under discussion in the higher courts.

ICMS - Provisions related to tax delinquency notices currently being refuted or appealed against at an administrative level.

Income tax on profits from foreign subsidiaries – In September 2005, the Company received a tax assessment regarding the taxation on profits from foreign subsidiaries availability for remittance (Laws 9,249/95 and 9,532/97) and on the exchange variation included in equity pick-up of foreign investments (Brazilian IRS Regulatory Ruling No. 213/2002). Amounts assessed are R$51,226 and R$122,643, respectively. The Company's management, based on the opinion of its legal advisors, believes that the probability of an unfavorable outcome is remote, and has not accrued a provision for such contingency.

The proportional amount of Ripasa's tax and labor contingencies and actuarial liabilities disclosed in the consolidated quarterly financial information ended in June 30, 2006 amounted to R$84,668 (R$38,883 at March 31, 2006).

Medical assistance to retired employees

In an agreement reached with the Workers' Union of Paper, Pulp and Wood Paste for Paper of the São Paulo State, the Company commits to permanently bear medical assistance costs to former employees who retired until June 30, 2003 and to their dependents until they are persons of full age, and to spouses, on a lifetime basis. The employees who retired after that date are entitled to medical assistance until June 30, 2006, and so are their dependents and spouses. At June 30, 2006 this group was made up of 3,137 members in use of the benefit (3,149 at March 31, 2006).

(In thousands of reais)

14. Provision for Contingencies and Actuarial Liabilities (Continued)

Medical assistance to retired employees (Continued)

The Company accrued the future obligation calculated by an independent actuary, amounted to R$ 19,812 at December 31, 2005. The actuary methods adopted comply with NPC N° 26/2000, issued by the Brazilian Institute of Independent Auditors (IBRACON), validated by CVM Resolution N° 371/2000. The economic and biometric assumptions used for calculation were as follows: discount rate of 8.0784% p.a., increase in medical costs of 2.0% p.a. and biometric general mortality table AT-83.

Management did not identify significant changes in assumptions that could impact actuarial liabilities at June 30, 2006.

15. Defined Contribution Private Pension Plan

In January 2005, Suzano Prev, a defined contribution private pension plan was established by the Company on behalf of its employees, to be administered by a financial institution engaged for such purpose. When setting up Suzano Prev, the Company agreed to match employees's contributions relating to prior years in consideration for their services to the Company prior to the plan setup (past service). Such disbursement will take place over the next years and will be individually calculated until each employee starts using the benefits of the plan. The Company's contributions for the six months period ended June 30, 2006 amounted to R$2,790, and the employees' contributions amounted to R$2,302 (R$2,836 and R$1,102 for the six months period ended June 30, 2005, respectively).

(In thousands of reais)

16. Accounts Payable – Land and Forests

In 2002, the Company purchased from Companhia Vale do Rio Doce, jointly and on an equally shared basis with Aracruz Celulose S/A, assets comprising 40 thousand hectares of land and eucalyptus forests therein planted, in the region of São Mateus, Espírito Santo State, payable in installments due by the end of 2007. At June 30, 2006, the due amounts related to this acquisition, classified as current and noncurrent liabilities, amounted to R$7,917 and R$2,312, respectively (R$7,912 and R$6,227 at March 31, 2006).

In 2005, the Company acquired the farms São Miguel and São Bento from the companies Orban Agrícola and Nova Empreendimentos Imobiliários. At June 30, 2006, payables arising from these acquisitions, classified as current and noncurrent liabilities, amounted to R$6,521 and R$ 3,045 (R$7,644 and R$3,876 at March 31, 2006), respectively.

17. Financial Instruments

a) *Valuation*

The financial instruments included in the balance sheets, such as cash and banks, marketable securities, loans and financing, are stated at their contractual values, which approximate their fair values. To determine fair value, management used available and applicable valuation methodologies for each situation. Estimated market value do not mean that the assets and liabilities could be realized or settled in the amounts presented. The use of different market information and/or valuation methodologies may have a significant effect on the determination of market value.

(In thousands of reais)

17. Financial Instruments (Continued)

a) *Valuation* (Continued)

The estimated market value of financial instruments is set out below:

	Consolidated			
	Jun/2006		Mar/2006	
	Carrying amount	Fair market value	Carrying amount	Fair market value
Assets				
Cash and marketable securities	**1,120,546**	**1,120,546**	1,007,062	1,007,062
Noncurrent marketable securities	**22,711**	**22,711**	21,934	21,934
Liabilities				
Loans and financing (current and noncurrent)	**3,723,857**	**3,695,597**	3,152,695	3,127,993
Debentures	**471,728**	**471,728**	496,937	496,937

The market value of cash and marketable securities, loans, financing and debentures, when applicable, was determined using available current interest rates for operations under similar conditions and remaining maturities.

b) *Credit risk*

The sales policies adopted by the Company and its subsidiaries comply with the credit policies established by management and attempt to minimize possible losses arising from delinquency in accounts receivable from customers. This objective is reached through a careful selection to client portfolio, which takes into consideration their payment capacity (credit analysis) and the diversification of sales (risk spread).

c) *Exchange and interest rate risk*

Income and expenses recorded by the Company are subject to significant variations, as part of its loans and financing and a portion of its debenture balance are linked to the foreign exchange rate fluctuation, particularly the US dollar.

In order to reduce certain effects of foreign exchange rate fluctuations, the Company entered into operations involving derivatives. As of June 30, 2006, they were represented by the following outstanding contracts: i) US dollar-CDI swap, in the amount of US$ 4.2 million; ii) US dollar-real NDF, in the amount of US$ 21.0 million, and iii) euro-US dollar NDF, in the amount of EUR 34.0 million.

(In thousands of reais)

17. Financial Instruments (Continued)

c) *Exchange and interest rate risk* (Continued)

In order to minimize interest rate risks, the Company performed swap operations, limiting the interest rates on certain foreign currency loans, with notional amounts up to the limit of US$21.7 million and contracting operations directly denominated in fixed rate, amounting to US$305.5 million.

Gains and losses arising from operations involving derivatives (closed and open positions) are recognized in the quarterly information.

18. Shareholders' Equity

Capital

The Company's subscribed and paid-in capital as of June 30, 2006 totals R$2,053,619,595.23, divided into 314,428,263 shares, with no par value, 107,803,413 of which are common and nominative, 205,083,971 are book-entry preferred class "A" shares and 1,540,879 are book-entry preferred class "B" shares. From the total preferred class "B" shares, 1,358,419 are held in treasury at June 30, 2006.

Preferred class "A" shares are intitled to dividends, at least, 10% higher than those paid on common shares. Preferred class "B" shares are ensured a priority dividend of 6% p.a. on its portion of the capital, or, at least, 10% higher than those paid to common shares. Preferred shares are non-voting shares, except when provided for in law.

The Special General Meeting held on May 24, 2006 approved the Company capital increase by R$573,629,269.83, with the issuance of 5,428,955 new common shares and 23,552,795 new class "A" preferred shares in connection with the spin-off of Ripasa Participações S.A. into two equal parts, and transfer of one of these parts to the Company (see Note 9).

(In thousands of reais)

19. Nonoperating Result

	Parent Company		Consolidated	
	Six months period ended June 30,			
	2006	2005	2006	2005
Gain (Loss) on other investments	1,418	(1,083)	1,418	(1,083)
Gain on sale of property, plant and equipment (1)	4,134	12,688	3,454	12,897
Gain (Loss) on sale of investments	244	(1,000)	243	-
Nonoperating result	5,796	10,605	5,115	11,814

(1) Refers mainly to sale of "standing wood" to non-related companies. See Note 22.

20. Net Financial Result

	Parent Company		Consolidated	
	Six months period ended June 30,			
	2006	2005	2006	2005
Interest expenses	(112,140)	(105,543)	(123,402)	(112,971)
Monetary and exchange rate variation	161,323	261,423	120,469	256,338
Loss on swap transactions	(1,034)	(6,392)	(1,033)	(6,392)
Other financial expenses	(14,945)	(14,546)	(18,328)	(14,515)
Total financial expenses	33,204	134,942	(22,294)	122,460
Interest income	41,660	50,342	57,807	60,687
Monetary and exchange rate variation	(33,525)	(33,147)	(5,574)	(56,035)
Total financial income	8,135	17,195	52,233	4,652
Financial results, net	41,339	152,137	29,939	127,112

(In thousands of reais)

21. Statement of EBITDA (Not Reviewed)

	Parent Company		Consolidated	
	Six months period ended June 30,			
	2006	2005	2006	2005
Operating income	336,300	459,582	334,664	466,345
Financial expenses	(33,204)	(134,942)	22,294	(122,460)
Financial income	(8,135)	(17,195)	(52,233)	(4,652)
Equity pickup	1,494	25,133	129	241
Goodwill amortization	12,706	-	29,454	-
Depreciation, depletion and amortization	110,433	105,514	145,061	118,039
Earnings before income and social contribution taxes, interest, depreciation, depletion and amortization (EBITDA)	419,594	438,092	479,369	457,513

22. Commitments

The Company entered into a loan agreement with Aracruz Celulose S.A. with the objective of lending 1,900 thousand m3 of eucalyptus wood. The agreement establishes the return of the same volume of wood under similar operating conditions, between 2006 and 2008. As of June 30, 2006, the Company had recorded as noncurrent assets the receivable related to the volume of wood already delivered to Aracruz Celulose S.A , in the amount of R$15,402 (the same amount at March 31, 2006).

The Company signed a contract for the purchase and sale of standing wood with VCP, whereby the Company sold 500 thousand m3 of eucalyptus wood, to be harvested by VCP until December 2005. On the other hand, the Company entered into an agreement with VCP whereby it purchased the same amount of eucalyptus wood, which will be harvested between June 2006 and December 2008.

In October 2005, the Mucuri Project was launched, aiming to expand pulp production by 1.0 million tons. As a result, several agreements related to equipment packages have already been negotiated. As of June 30, 2006 the total of commitments related to such agreements amounted to R$1.3 billion, of which R$ 720 million have already been disbursed.

(In thousands of reais)

23. Insurance (Not Reviewed)

The Company is insured against operational and other risks to which its property, plant equipment and inventories are subject.

The insurance coverage is considered by the specialist advisors of the Company to be sufficient to cover eventual losses.

24. Subsequent events

The Special General Meeting held on July 6, 2006 approved the 4th issue of Company debentures, with private placement, totaling R$ 240 million on the date of issuance (December 1, 2005), with nominal value of R$ 1,000.00 per unit (one thousand reais), updated in accordance with the Long-Term Interest Rate (TJLP) variation and increased by 2.5% p.a.

The issuance will be made in two series, the first of which will comprise 80,000 (eighty thousand) debentures, convertible into common shares issued by the Company. The second series will comprise 160,000 (one hundred and sixty thousand) debentures, convertible into Class A preferred shares issued by the Company, with preferable purchase right given to shareholders proportionally to the class and number of shares held.

The Debentures will mature in seven years as from their date of issuance, which will be on December 1, 2012.

(In thousands of reais)

Supplementary information

Statements of cash flows

	Parent Company		Consolidated	
	Six months period ended June 30,			
	2006	2005	2006	2005
Cash flows from operating activities				
Net income for the period	261,111	348,665	255,537	349,466
Adjustments to reconcile net income to cash provided by operating activities:				
Depreciation, depletion and amortization	110,433	105,514	145,061	118,039
Income on sale of property, plant and equipment	(5,796)	(11,689)	(4,613)	(11,642)
Equity pickup	1,494	25,133	129	241
Amortization of goodwill	12,706	-	29,454	-
Deferred income and social contribution taxes	(1,738)	55,111	4,109	61,289
Interest, foreign exchange and monetary variation, net	(163,064)	(257,160)	(122,977)	(254,889)
Provision for contingencies and actuarial liabilities	12,431	10,261	53,185	11,765
Changes in assets and liabilities, related to operations current and noncurrent:				
Decrease (increase) in accounts receivable	132,808	64,122	(4,180)	(450)
Decrease (increase) in other current and noncurrent assets	(25,773)	(72,577)	(104,216)	(168,096)
(Decrease) increase in other current and noncurrent liabilities	(28,145)	(29,859)	26,734	65,928
Net cash provided by operating activities	306,467	237,521	278,223	171,651
Cash flows used in investing activities				
Noncurrent marketable securities	(22,711)	-	(22,711)	-
Increase in investments	(550,602)	(742,124)	(260,515)	(502,772)
Increase in property, plant, equipment and deferred charges	(771,516)	(133,241)	(1,215,040)	(504,939)
Decrease in permanent assets due to transfer to current and noncurrent assets	-	-	8,535	-
Proceeds generated by sale of permanent assets	29,013	19,051	29,131	19,051
Net cash used in investing activities	(1,315,816)	(856,314)	(1,460,600)	(988,660)
Cash flows provided by financing activities				
Capital subscription	573,630	-	573,630	-
Payment of dividends and interest on shareholders'equity	(118,849)	(81,496)	(122,526)	(82,105)
Proceeds from financing and loans	1,010,342	1,193,706	1,231,187	1,375,764
Payment of financing and loans	(394,751)	(445,604)	(424,019)	(458,817)
Net cash provided by financing activities	1,070,372	666,606	1,258,272	834,842
Effects on exchange rate variation on cash and marketable securities	-	-	(37,227)	(19,034)
Increase (decrease) in cash and marketable securities	61,023	47,813	38,668	(1,201)
Changes in cash and marketable securities				
At the begining of the period	541,306	654,159	1,081,878	1,086,220
At the end of the period	602,329	701,972	1,120,546	1,085,019
Increase (decrease) in cash and marketable securities	61,023	47,813	38,668	(1,201)

SUZANO PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION (Continued)
(In thousands of reais)
(Unaudited)

Supplementary information (Continued)

Statements of changes in financial position

	Parent Company		Consolidated	
	Six months period ended June 30,			
	2006	2005	2006	2005
Working capital provided by				
Operations				
Net income for the period	261,111	348,665	255,537	349,466
Items not affecting working capital:				
Depreciation, depletion and amortization	110,433	105,514	145,061	118,039
Net book value of permanent assets disposed of	23,217	7,362	24,518	7,409
Deferred income and social contribution taxes	6,834	20,014	11,444	21,423
Equity pickup in subsidiaries and affiliates	1,494	25,133	129	241
Amortization of goodwill	12,706	-	29,454	-
Provision for contingencies	12,431	10,261	53,185	11,764
Exchange and monetary variations and long-term interest, net	(105,841)	(179,782)	(111,158)	(189,153)
	322,385	337,167	408,170	319,189
From shareholders':				
Capital subscription	573,630	-	573,630	-
	573,630	-	573,630	-
Third parties:				
Long-term financings and loans	873,182	857,478	1,047,751	990,188
Increase in noncurrent liabilities	-	-	9,810	44,465
Transfer from noncurrent to current assets	-	-	6,705	-
	873,182	857,478	1,064,266	1,034,653
Total working capital provided	1,769,197	1,194,645	2,046,066	1,353,842
Working capital used for:				
Permanent assets				
Increase in investments	550,602	742,124	260,515	502,772
Increase in property, plant, equipment and deferred charges	771,516	133,241	1,215,040	504,939
Noncurrent assets	54,253	34,028	66,014	43,802
Transfer from noncurrent to current liabilities	257,649	262,266	275,318	275,407
Total working capital used	1,634,020	1,171,659	1,816,887	1,326,920
Increase in working capital	135,177	22,986	229,179	26,922
Current assets:				
At the end of the period	1,952,029	1,909,077	2,539,343	2,291,114
At the beginning of the period	2,020,898	1,921,812	2,417,366	2,207,035
	(68,869)	(12,735)	121,977	84,079
Current liabilities:				
At the end of the period	1,140,477	1,106,435	1,330,727	1,226,266
At the beginning of the period	1,344,523	1,142,156	1,437,929	1,169,109
	204,046	35,721	107,202	(57,157)
Increase in working capital	135,177	22,986	229,179	26,922

SUZANO PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION (Continued)
(In thousands of reais)
(Unaudited)

Supplementary information (Continued)

Balance Sheet – Statement of Proportional Consolidation of Ripasa at June 30, 2006

Assets	Ripasa Full	Ripasa Proportional	Suzano Papel e Celulose excluding Ripasa	Combined	Adjustments	Consolidated
	(1)	(2)	(3)	(4)	(5)	(6)
Current assets						
Cash and marketable securities	203,642	101,821	1,018,725	1,120,546	-	1,120,546
Trade accounts receivable	261,019	130,510	568,224	698,734	-	698,734
Inventories	172,052	86,026	453,902	539,928	-	539,928
Recoverable taxes	29,122	14,561	49,222	63,783	-	63,783
Deferred income and social contribution taxes	8,663	4,332	68,294	72,626	-	72,626
Other accounts receivable	10,129	5,065	30,648	35,713	-	35,713
Prepaid expenses	-	-	8,013	8,013	-	8,013
Total current assets	684,627	342,315	2,197,028	2,539,343	-	2,539,343
Noncurrent assets						
Marketable securities	-	-	22,711	22,711	-	22,711
Due from related parties	14,095	7,048	40	7,088	(7,048)	40
Deferred income and social contribution taxes	61,051	30,526	105,699	136,225	-	136,225
Judicial deposits	58,657	29,329	32,751	62,080	-	62,080
Recoverable taxes	24,170	12,085	13,469	25,554	-	25,554
Advances to suppliers	-	-	131,260	131,260	-	131,260
Other accounts receivable	6,757	3,379	23,720	27,099	7,048	34,147
Total noncurrent assets	164,730	82,367	329,650	412,017	-	412,017
Permanent assets						
Investiments	682	342	1,298,213	1,298,555	(583,989)	714,566
Property, plant and equipment	1,396,806	698,403	4,422,151	5,120,554	-	5,120,554
Deferred charges	9,234	4,617	988	5,605	-	5,605
Total permanent assets	1,406,722	703,362	5,721,352	6,424,714	(583,989)	5,840,725
Total assets	2,256,079	1,128,044	8,248,030	9,376,074	(583,989)	8,792,085

(1) Full balance sheet of Ripasa, disclosed in compliance with CVM Instruction 247/96;
(2) Proportional balance sheet considering the Company's interest in total capital (50.00%);
(3) Consolidated balance sheet of Suzano before Ripasa's proportional consolidation;
(4) Combined balance sheet (proportional Ripasa plus Suzano before elimination of the investment in Ripasa);
(5) Consolidation adjustments (elimination of investment and balances with Ripasa);
(6) Consolidated balance sheet of Suzano in accordance whith CVM Instruction No. 247/96.

SUZANO PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION (Continued)
(In thousands of reais)
(Unaudited)

Supplementary information (Continued)

Balance Sheet – Statement of Proportional Consolidation of Ripasa at June 30, 2006 (Continued)

Liabilities and shareholders' equity	Ripasa Full	Ripasa Proportional	Suzano Papel e Celulose excluding Ripasa	Combined	Adjustments	Consolidated
	(1)	(2)	(3)	(4)	(5)	(6)
Current liabilities						
Trade accounts payable	69,657	34,829	127,234	162,063	-	162,063
Loans and financing	166,518	83,259	891,780	975,039	-	975,039
Debentures	-	-	10,979	10,979	-	10,979
Taxes payable other than on income	8,264	4,132	11,599	15,731	-	15,731
Payroll and taxes payable	22,082	11,041	46,623	57,664	-	57,664
Accounts payable	36,972	18,486	76,966	95,452	-	95,452
Payable to related parties	-	-	543	543	-	543
Dividends and interest on shareholders' equity payable	88	44	416	460	-	460
Income and social contribution taxes	12,099	6,050	575	6,625	-	6,625
Deferred income and social contribution taxes	12,341	6,171	-	6,171	-	6,171
Total current liabilities	328,021	164,012	1,166,715	1,330,727	-	1,330,727
Noncurrent liabilities						
Loans and financing	544,211	272,106	2,476,712	2,748,818	-	2,748,818
Debentures	-	-	460,749	460,749	-	460,749
Accounts payable	10,568	5,284	5,357	10,641	-	10,641
Deferred income and social contribution taxes	35,969	17,985	16,023	34,008	-	34,008
Provision for contingencies and actuarial liabilities	169,335	84,668	183,810	268,478	-	268,478
Total noncurrent liabilities	760,083	380,043	3,142,651	3,522,694	-	3,522,694
Shareholders' equity						
Capital	807,363	403,682	2,053,620	2,457,302	(403,682)	2,053,620
Capital reserves	-	-	378,832	378,832	-	378,832
Treasury stock	-	-	(15,080)	(15,080)	-	(15,080)
Revaluation reserves	5,559	2,780	-	2,780	(2,780)	-
Income reserves	290,830	145,415	1,521,292	1,666,707	(145,415)	1,521,292
Retained earnings	64,223	32,112	-	32,112	(32,112)	-
Total shareholders'equity	1,167,975	583,989	3,938,664	4,522,653	(583,989)	3,938,664
Total liabilities	2,256,079	1,128,044	8,248,030	9,376,074	(583,989)	8,792,085

(1) Full balance sheet of Ripasa, disclosed in compliance with CVM Instruction 247/96;
(2) Proportional balance sheet considering the Company's interest in total capital (50.00%);
(3) Consolidated balance sheet of Suzano before Ripasa's proportional consolidation;
(4) Combined balance sheet (proportional Ripasa plus Suzano before elimination of the investment in Ripasa);
(5) Consolidation adjustments (elimination of investment and balances with Ripasa);
(6) Consolidated balance sheet of Suzano in accordance whith CVM Instruction No. 247/96.

(In thousands of reais)

Supplementary information (Continued)

Statement of income – Statement of Proportional Consolidation of Ripasa at June 30, 2006

	Ripasa Full	Ripasa Proportional	Suzano Papel e Celulose excluding Ripasa	Combined	Adjustments	Consolidated
	(1)	(2)	(3)	(4)	(5)	(6)
Gross sales	796,802	257,465	1,425,385	1,682,850	(4,175)	1,678,675
Sales deductions	(141,366)	(45,601)	(188,852)	(234,453)	-	(234,453)
Net sales	655,436	211,864	1,236,533	1,448,397	(4,175)	1,444,222
Cost of goods sold	(469,377)	(150,194)	(775,380)	(925,574)	4,175	(921,399)
Gross profit	186,059	61,670	461,153	522,823	-	522,823
Operating income (expense)						
Selling expenses	(60,864)	(20,345)	(64,858)	(85,203)	-	(85,203)
General and administrative expenses	(35,787)	(11,524)	(100,929)	(112,453)	-	(112,453)
Financial expenses	(135,097)	(52,808)	30,475	(22,333)	(17)	(22,350)
Financial income	149,485	49,625	2,664	52,289	-	52,289
Equity pickup in subsidiaries and affiliates	(89)	(35)	5,006	4,971	(5,100)	(129)
Amortization of goodwill	-	-	(12,706)	(12,706)	(16,748)	(29,454)
Other operating income, net	2,023	1,145	7,996	9,141	-	9,141
Operating income	105,730	27,728	328,801	356,529	(21,865)	334,664
Nonoperating income, net	(1,002)	(845)	5,960	5,115	-	5,115
Income before income and social contribution taxes	104,728	26,883	334,761	361,644	(21,865)	339,779
Income and social contribution taxes	(40,624)	(10,714)	(79,224)	(89,938)	5,696	(84,242)
Net income for the period	64,104	16,169	255,537	271,706	(16,169)	255,537

(1) Ripasa full results for the period from January to June 2006;
(2) Proportional statement of income considering the Company' interest in total capital as follow: 23.03% from January to April 2006 (through Ripasa Participações S.A.), and 50.00% since May 2006;
(3) Consolidated income statement of Suzano before Ripasa's proportional consolidation;
(4) Combined income statement (proportional Ripasa plus Suzano before Ripasa's proportional consolidation);
(5) Consolidation adjustments (elimination of equity pick up and transactions with Ripasa);
(6) Consolidated results of Suzano for the first six months period ended June 30, 2006, in compliance with CVM Instruction No 247/96.

SUZANO PAPEL E CELULOSE S.A.

REPORT ON COMPANY'S PERFORMANCE (CONSOLIDATED)
(Unaudited)

Summary of the period

In 2Q06 there were additional increases in the world price of pulp, influenced by low world inventories, increasing demand, and permanent shutdowns among the high-cost producers. At the beginning of July eucalyptus pulp CIF Northern Europe was adjusted to US$660/ton – this is the highest price Suzano has obtained since February 2001.

Domestic Brazilian market paper sales were 10.6% higher than in 2Q05, and 5.0% higher than 1Q06, showing renewed recovery in this market. Year-to-date, the domestic market has grown 12.9% and our domestic paper sales have grown 16.2%.

The shareholder restructuring in Ripasa was completed, with 96% of the minority shareholders accepting the arrangement under which shareholders in Ripasa migrated to the shareholding bases of Suzano Papel e Celulose and VCP. To reflect this, and present the effect of this transaction on the financial statements of Suzano for the purposes of comparison between 2006 and 2005, a pro-forma was prepared that takes into account Suzano's present shareholding of 50% in Ripasa, as if it had existed since January 1, 2005. The main effect shown by this analysis is the reduction of leverage, as Suzano is now consolidating 50% of Ripasa's Ebitda.

Suzano's net sales in 2Q06 was R$ 652.6 million, on volume sales of 208.1 thousand tons of paper and 159.0 thousand tons of pulp. Ebitda was R$ 219.0 million, with Ebitda margin of 33.6%. Non-recurring expenses, arising mainly from the organizational restructuring, affected Ebitda negatively – totaling R$ 6.3 million and representing 0.9 percentage points on Ebitda margin – which without these effects would have been 34.5%.

The business environment

Net income of R$ 103 million with stable FX outlook

In 2Q06 the Real/US dollar exchange rate oscillated, but its average for the quarter and its end-of-quarter value were both very similar to those of 1Q06. The result was a very small impact on the US$-denominated part of debt, and on export sales. The US dollar closed the quarter at R$ 2.16/US$, and the average for the quarter was R$ 2.18/US$, 12.0% lower than in 2Q05, and 0.4% lower than in 1Q06.

Fx rate, R$ / US$	1Q06	2Q06	2Q05
Start of period	2.3407	2.1724	2.6662
End of period	2.1724	2.1643	2.3504
Average	2.1933	2.1841	2.4822

Source: Brazilian Central Bank.

Closing of capacity in Northern Hemisphere, and good level of demand, raised pulp prices

There were renewed increases in pulp prices in the second quarter of 2006. A total of 1.5 million tons of capacity closed in the first half of the year, more than the total of new capacity coming on stream and the increase in demand. With this situation, and with increasing world demand for pulp and the reduction in consumers' inventories, the outlook continues to be an optimistic one.

(US$/ ton)

Market Pulp list prices	4Q05	1Q06	2Q06	jul/06
North America	635	655	675	695
Europe	600	620	640	660
Asia	540	560	610	610

The market pulp producers' inventories droped to 30 days at the end of May, two days lower than at the end of December 2005.

SUZANO PAPEL E CELULOSE S.A.

REPORT ON COMPANY'S PERFORMANCE (CONSOLIDATED) – (Continued)
(Unaudited)

The difference between average prices of uncoated papers (reels, CIF Northern Europe) and eucalyptus pulp in the European market in 2Q06 once again improved, to US$163/ton, though this is still less than the average of US$228/ton for the last 10 years.

Our domestic paper sales volume increased by 5% in 2Q06 in comparison with 1Q06, and represented 62% of our total paper sales. The government purchase of paper to produce educational books, that were expected to happen in the 2Q06 was postponed to the 3Q06.

Sales

Net Sales

	1Q06		2Q06		2Q05	
	R$ tsd	Tons tsd	R$ tsd	Tons tsd	R$ tsd	Tons tsd
Domestic Market	316,023	135.4	330,004	144.5	316,239	134.5
Pulp	14,357	13.3	18,211	16.4	22,818	18.7
Coated P&W Paper	46,399	16.4	51,447	18.7	60,289	20.9
Paperboard	82,202	32.2	77,863	30.0	76,128	28.3
Uncoated P&W Paper	173,065	73.4	182,483	79.4	157,004	66.6
Export Market	267,954	191.2	322,552	222.6	302,904	181.1
Pulp	124,350	108.3	173,927	142.6	133,487	99.2
Coated P&W Paper	6,145	2.9	6,384	2.9	12,903	5.6
Paperboard	27,061	16.9	27,867	16.8	30,253	16.8
Uncoated P&W Paper	110,398	63.1	114,374	60.3	126,261	59.5
Total	583,977	326.6	652,556	367.1	619,143	315.6
Pulp	138,707	121.6	192,138	159.0	156,305	117.9
Coated P&W Paper	52,544	19.3	57,831	21.6	73,192	26.5
Paperboard	109,263	49.1	105,730	46.8	106,381	45.0
Uncoated P&W Paper	283,463	136.5	296,857	139.7	283,265	126.2

Net sales 5.4% higher, on strong volume growth

We sold 367.1 thousand tons in 2Q06, 16.3% more than in 2Q05, with average prices 9.4% lower – for net sales of R$ 652.6 million, 5.4% higher than in 2Q05.

The external market provided 49.4% of net sales in the quarter, vs. 48.9% in 2Q05.

Compared to 1Q06, net sales was 11.7% higher, on volume sold 12.4% higher, more than offsetting average prices 0.6% lower – influenced by the increase in international prices of paper and pulp.



Net Sales 2Q06
R$ 652.6 million
Domestic Market 50.6%
Export 49.4%

Pulp: Growth in world demand, and lower high cost production, underline the optimistic outlook

In 2Q06 we sold 159.0 thousand tons of pulp, 34.9% more than in 2Q05 – the increase reflects maturity of the project to optimize the pulp plant at Mucuri, starting in 3Q05. Exports were 89.7% of total sales in 2Q06, 43.8% higher than in 2Q05.


Pulp Exports - 2Q06
(% of volume)
North America 5.8%
Latin America 2.7%
Asia 32.4%
Europe 59.1%


Pulp Sales volume (thousand tons)
122
159
118
13
16
19
1Q06
2Q06
2Q05
Domestic market
Export market

Our average pulp export price in 2Q06 was US$558/ton, which compares with US$523/ton.

Our net sales from pulp in 2Q06 was R$ 192.1 million, 22.9% more than in 2Q05 – this reflects volume sold 34.9% higher, partially offset by lower average prices in Reais in 2Q06, due mainly to the appreciation of the Real. Pulp net sales was 29.4% of total sales in 2Q06. Compared with 1Q06, pulp net sales was 38.5% higher, and volume sold 6.0% higher.

Paper: Domestic sales 16.2% higher in the half-year

In 2Q06 we sold a total of 208.1 thousand tons of paper, 5.2% more than in 2Q05. Once again this reflected the performance of the domestic paper sales volume, which was 10.6% higher year-on-year. In the second half we expect sales of paper to the government for the educational book program. Bracelpa figures report the Brazilian paper market growing 12.9%, in the half-year, with growth of 5.5% in the paperboard segment and 15.3% in the printing and writing papers segment.

Our average price of papers in 2Q06 was R$ R$ 2,213/ton, 5.5% lower than in 2Q05, reflecting the reduction of prices in the domestic market and the appreciation of the Real between the two periods, affecting export prices. The average price of papers recovered 1.9% from 1Q06, mainly on recovery of export dollar-denominated prices.


Paper Exports - 2Q06
(% of volume)
North America 14.5%
Other 0.2%
Latin America 50.5%
Europe 24.6%
Asia 10.3%


Paper sales volume (thousand tons)
205
208
198
122
128
116
1Q06
2Q06
2Q05
Domestic market
Export market

Net sales from papers in 2Q06 was R$ 460.4 million, 0.5% lower than in 2Q05. Net sales from papers in the quarter were 70.6% of our total net sales. In comparison with 1Q06, net paper sales were 3.4%, higher, on average prices 1.9% higher and volumes sold 1.5% higher.

SUZANO PAPEL E CELULOSE S.A.

REPORT ON COMPANY'S PERFORMANCE (CONSOLIDATED) – (Continued)
(Unaudited)

Production and costs

Production (thousand tons)

	1Q06	2Q06	2Q05
Production	350.5	366.4	321.4
Market Pulp	146.1	150.1	119.9
Coated P&W Paper	18.9	21.5	20.8
Paperboard	47.3	50.5	46.3
Uncoated P&W Paper	138.2	144.3	134.5

In 2Q06 we produced 366.4 thousand tons, a record both in market pulp – with 150.1 thousand tons – and in paper, with output of 216.3 thousand tons. Production in 2Q06 was 14% higher than in 2Q05, reflecting the new rate of output from the Mucuri pulp line following the optimization, improvements in performance of the plant at Suzano and also improvement in the performance of the paper machines.

Market pulp cash production cost R$ 447/ton in 2Q06 (US$205/ton), excluding cost of standing wood

Our pulp cash production cost, including the cost of standing wood, was R$ 480.0/ton, 1.5% more than in 1Q05. Excluding the cost of standing wood – R$ 32.8 per ton – the cash cost would be R$ 447.2/ton. Measured in dollars the cash cost without the cost of standing wood was US$205/ton in 2Q06, vs. US$198 in 1Q06 and US$208 in 2Q05.

Average unit cost of goods sold was 4.5% lower, at R$ 1,109/ton in comparison with 2Q05. The reduction is explained by the reduction in the average cost of production arising from faster output, improvements in consumption of specific inputs, and the sales mix of products and markets. In relation to 1Q06 there was a reduction of 1.6% in unit cost of sales, principally influenced by the greater share of pulp in the sales mix.

Analysis of results – operations of Suzano Papel e Celulose

Suzano Papel e Celulose (including the effect of the 23.03% holding in Ripasa, as equity income, from April 1, 2005 to April 30, 2006, increasing to 50% from May 1, 2006)[1]

(In thousand R$)

	1Q06	2Q06	2Q05
Net Sales	583,977	652,556	619,142
Cost of Sales	(368,236)	(407,144)	(366,765)
Gross Profit	215,741	245,412	252,377
Selling Expenses	(30,465)	(34,393)	(35,956)
General and Administrative expenses	(48,848)	(52,281)	(45,223)
Financial Expenses	(63,556)	(65,353)	(71,867)
Financial Income	23,591	27,755	30,766
Equity Income in Subsidiaries and Affiliates	817	4,189	7,930
Amortization of Goodwill	-	(12,706)	-
Other Operating Income	3,098	4,900	4,480
Operating Profit before Monetary and Exchange Rate Variation	100,576	117,523	142,507
Net Monetary and Exchange Rate Variation on Assets	102,584	8,118	198,297
Operating Profit	203,160	125,641	340,804
Non Operating Income	4,681	1,279	2,084
Income and Social Contribution Taxes	(55,653)	(23,571)	(84,405)
Net Income for the Period	152,188	103,349	258,483

[1] Reflecting the indirect holding of 23.03% in Ripasa up to April 2006, R$ 9.1 million was included in 1Q06 and R$ 5.0 million in 4Q05. The 50% stake in Ripasa was accounted from May 2006 and R$ 7.0 million was included in 2Q06.

Ebitda 2Q06 vs. 2Q05

(Gross profit less sales, administrative and other expenses, plus depreciation, depletion and amortization of deferred assets)

Our 2Q06 Ebitda was R$ 219.0 million, 3.8% less than in 2Q05. Ebitda margin (on net sales) was 33.6%, vs. 36.8% in the same period of the previous year, mainly attributable to the appreciation of the real in the period. Eliminating the effect of non-recurring expenses of R$ 6.3 million, Ebitda would be R$ 225.3 million, representing Ebitda margin of 34.5%. Measured in dollars, 2Q06 Ebitda was US$100.5 million, 9.4% higher than in 2Q05.

The main positive effects on Ebitda in the quarter were:

(i) Higher volume sold of paper and pulp.

(ii) Reduction of 4.5% in unit cost of sales, to R$ 1,109/ton.

(iii) Higher paper sales to domestic market

– mitigated by:

(i) Real appreciation affecting export prices. Average prices in Reais, 9.4% lower.

(ii) 15.6% increase in administrative expenses, mainly due to the organizational restructuring. Excluding the non-recurring items in the quarter, administrative expenses would have been R$ 0.8 million higher, at R$ 46.0 million.

Ebitda 2Q06 vs. 1Q06

Compared to 1Q06, Ebitda was 12.2% higher, and almost exactly the same percentage higher in US dollars, reflecting the very similar exchange rates in both quarters. Ebitda margin, at 33.6%, was only 0.2 percentage points higher than in 1Q06 (33.4%), reflecting the impact of non-recurring items.

The main positive effects underlying the change in margin and the amount of Ebitda in this quarter were:

(i) Increased sales volume.

(ii) Reduction of unit COGS from R$ 1,127/ton to R$ 1,109/ton.

(iii) Higher export prices

(iv) Higher domestic paper sales

– mitigated by:

(i) Increase in administrative expenses, as explained above.

(ii) Increased commercial expenses, reflecting higher volumes sold.

(iii) Lower domestic market average price.

Suzano's Ebitda in 2Q06, taking into account, pro forma, the 50% stake in Ripasa, would be R$ 272.2 million, or US$124.6 million, representing Ebitda margin of 33.3%. Annualized, this amount would be US$498 million. Taking into account the last 12 months, pro-forma Ebitda would be R$ 1.0 billion or US$456 million.

SUZANO PAPEL E CELULOSE S.A.

REPORT ON COMPANY'S PERFORMANCE (CONSOLIDATED) – (Continued)
(Unaudited)

Table data excludes the effect of Ripasa's Debt

(in thousand R$)

	1Q06	2Q06	2Q05	2005	2004
EBIT	139,724	163,638	175,678	635,300	838,513
Depreciation / Depletion / Amortization	55,409	55,388	51,909	213,640	200,430
EBITDA	195,133	219,026	227,587	848,940	1,038,943
Gross Profit / Net Sales	36.9%	37.6%	40.8%	37.5%	45.1%
EBITDA / Net Sales	33.4%	33.6%	36.6%	33.2%	39.4%
Net Debt / EBITDA (LTM)	3.00	3.40	2.20	2.75	1.56


33.4%
33.6%
36.8%
195
219
228
1Q06
2Q06
2Q05
■ EBITDA - R$ million ● EBITDA margin

Net income 2Q06 vs. 2Q05

As well as the operational factors affecting Ebitda, others affected net income – which, at R$ 103.3 million in 2Q06, was lower than the 2Q05 profit of R$ 258.5 million – as follows:

(i) Reduction of the positive effect of exchange rate variation, reflecting stability in the exchange rate in 2Q06, resulting in financial income of R$ 8.1 million in 2Q06, vs. financial income of R$ 198.3 million in 2Q05.

(ii) Lower income tax expenses, at R$ 23.6 million in 2Q06, vs. R$ 84.4 million in 2Q05.

(iii) Lower net financial expenses, at R$ 37.6 million in 2Q06, vs. R$ 41.1 million in 2Q05.

Net Income 2Q06 vs. 1Q06

Compared to 1Q06, the reduction in net income is mainly due to the stability in the exchange rate in the 2Q06 versus an appreciation of the Real in 1Q06.

The main factors affecting net income were:

(i) The Real being stable in 2Q06, producing only a small net FX variation, creating revenue of R$ 8.1 million, vs. revenue of R$ 102.6 million in 1Q06.

(ii) Provision of R$ 23.6 million for income tax and Social Contribution in 2Q06 vs. provision of R$ 55.7 million in 1Q06.

Analysis of results – pro-forma consolidation of Suzano Papel e Celulose with 50% of Ripasa

Taking into account the stake in Ripasa, consolidated net sales of Suzano Papel e Celulose in 2Q06 were R$ 816.7 million, resulting in gross profit of R$ 296.5 million (gross margin 36.3%) and net income of R$ 152.2 million.

Consolidated pro-forma Ebitda of Suzano Papel e Celulose was R$ 272.2 million, or US$124.6 million, resulting in Ebitda margin on net sales of 33.3%. Ripasa operation contributed with US$ 24.3 million of ebitda, 50.9% higher than 2Q05. The increase in the ebitda is due to operational improvements and also the beginning of production of the pulp dryer machine at Ripasa, that increase the market pulp production.

Below there is a graph showing the evolution of the US$ ebitda contribution of Ripasa.


25.2
24.3
21.0
18.0
16.1
8.7
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
50% Ebitda Ripasa - US$ mm

Amortization of goodwill

The Ripasa transaction, after conclusion of the whole process of restructuring, generated a premium of R$ 839.5 million. This included the premium of the complementary amount paid to minority shareholders of Ripasa on the 4th of July, 2006. The company is amortizing this premium, based on future profitability, over a period of 10 years. This will be maintained until the reorganization of Ripasa is concluded, and after these periods will be reviewed.

Operational capex R$ 475.4 million in 2Q06

We disbursed capital expenditure of R$ 475.4 million in 2Q06 on the operations of Suzano Papel e Celulose (excluding investments in Ripasa), as follows: (i) R$ 410.2 million on the Mucuri Project; (ii) R$ 49.6 million in current forestry and industrial investments; (iii) R$ 15.1 million on Capim Branco; and (iv) R$ 0.5 million on other projects, including expansion of the forest base in São Paulo.

SUZANO PAPEL E CELULOSE S.A.

REPORT ON COMPANY'S PERFORMANCE (CONSOLIDATED) – (Continued)
(Unaudited)

Considering 50% of Ripasa's Ebitda, the ratio Net debt/ annualized ebitda reaches 2.8 times

Consolidated net debt on June 30, 2006 excluding the indebtedness of Ripasa, was R$ 2,798.8 million. Net debt/Ebitda for the operations of Suzano Papel e Celulose was 3.4x.

On the basis of the pro-forma Ebitda with 50% of Ripasa and the consolidated net debt of Suzano, which already includes 50% of the debt of Ripasa, net debt/ annualized Ebitda would be 2.8x.

Debt schedule of amortization


US$ milhões
471
412
53
219
325
214
333
Cash
2006
2007
2008
2009
2010
2011 forward

Financial information, such as volume, quantity, average prices, average quotations and EBITDA, in reals and dollars, and the financial data included in the pro forma financial statements were not object of review by our independent auditors.

SUZANO PAPEL E CELULOSE S.A.

OTHER COMPANY'S RELEVANT INFORMATION
(Unaudited)

In accordance with Corporative Governance Practices (Level 1) we present below a shareholding composition statement with all investors and shareholders holding, directly or indirectly, more than 5% of each type and class of share of the Company's capital, broken down to the individual level, at June 30, 2006.

COMPOSITION OF SHAREHOLDERS - SUZANO PAPEL E CELULOSE S.A. - At June 30, 2006

CAPITAL - R$ 2,053,619,595.25

Shareholders	Common		Preferred class "A"		Preferred class "B"		Total	
	Number of shares	%	Number of shares	%	Number of shares	%	Number of shares	%
SUZANO HOLDING S.A.	94,364,159	87.53%	111,223	0.05%	2,385	0.15%	94,477,767	30.05%
IPLF HOLDING S.A.	8,000,000	7.42%	-	-	-	-	8,000,000	2.54%
ZDZ PARTICIPAÇÕES E ADM S.A.	5,428,955	5.04%	1,009,583	0.49%	-	-	6,438,538	2.05%
BNDES PARTICIPAÇÕES S.A - BNDESPAR	-	-	34,853,801	17.00%	-	-	34,853,801	11.09%
FANNY FEFFER	3,005	-	11,487,088	5.60%	-	-	11,490,093	3.65%
CAIXA PREVID FUNC DO BCO DO BR	-	-	14,995,169	7.31%	-	-	14,995,169	4.77%
IVY GLOBAL NATUR RES FUND	-	-	10,525,000	5.13%	-	-	10,525,000	3.35%
SUZANO PAPEL E CELULOSE - TREASURY SHARE	-	-	-	-	1,358,419	88.16%	1,358,419	0.43%
FUNDO INVEST. DO NORDESTE FINOR	-	-	-	-	169,340	10.99%	169,340	0.05%
OTHERS	7,294	0.01%	132,102,107	64.41%	10,735	0.70%	132,120,136	42.02%
TOTAL	107,803,413	100.00%	205,083,971	100.00%	1,540,879	100.00%	314,428,263	100.00%

COMPOSITION OF SHAREHOLDERS - SUZANO HOLDING S.A. - At June 30, 2006

CAPITAL - R$ 1,310,000,000.00

Shareholders	Common		Preferred		Total	
	Number of shares	%	Number of shares	%	Number of shares	%
FANNY FEFER	16,402,750	27.51%	12,747,626	25.1%	29,150,376	26.42%
BETTY FEFFER	13,416,014	22.50%	11,340,439	22.4%	24,756,453	22.44%
DANIEL FEFFER	7,453,335	12.50%	6,079,731	12.0%	13,533,066	12.27%
DAVID FEFFER	7,453,335	12.50%	6,052,148	11.9%	13,505,483	12.24%
JORGE FEFFER	7,453,335	12.50%	6,049,463	11.9%	13,502,798	12.24%
RUBEN FEFFER	7,453,335	12.50%	6,046,927	11.9%	13,500,262	12.24%
OTHERS	3	0.00%	2,370,957	4.7%	2,370,960	2.15%
TOTAL	59,632,107	100.00%	50,687,291	100.00%	110,319,398	100.00%

COMPOSITION OF SHAREHOLDERS - IPLF HOLDING S.A. - At June 30, 2006

CAPITAL - R$ 195,006,861.00

Shareholders	Common		Preferred		Total	
	Number of shares	%	Number of shares	%	Number of shares	%
FANNY FEFER	53,626,859	27.50%	27	27.00%	53,626,886	27.50%
BETTY FEFFER	43,876,428	22.50%	22	22.00%	43,876,450	22.50%
DANIEL FEFFER	24,375,869	12.50%	12	12.00%	24,375,881	12.50%
DAVID FEFFER	24,375,869	12.50%	12	12.00%	24,375,881	12.50%
JORGE FEFFER	24,375,868	12.50%	12	12.00%	24,375,880	12.50%
RUBEN FEFFER	24,375,868	12.50%	12	12.00%	24,375,880	12.50%
OTHERS	-	-	3	3.00%	3	0.00%
TOTAL	195,006,761	100.00%	100	100.00%	195,006,861	100.00%

COMPOSITION OF SHAREHOLDERS - ZDZ PARTICIPACÕES E ADMINISTRACÃO S.A.

Shareholders	Common		Preferred		Total	
	Number of shares	%	Number of shares	%	Number of shares	%
CLAÚDIO ZARZUR	4,762,024	25.00%	-	-	4,762,024	25.00%
MARCIO ROBERTO ZARZUR	7,143,035	37.50%	-	-	7,143,035	37.50%
TONY OMAR ZARZUR	7,143,035	37.50%	-	-	7,143,035	37.50%
TOTAL	19,048,094	100.00%	-	-	19,048,094	100.00%

SUZANO PAPEL E CELULOSE S.A.

OTHER COMPANY'S RELEVANT INFORMATION (Continued)
(Unaudited)

COMPOSITION OF SHAREHOLDERS - BANCO NACIONAL DO DESENVOLVIMENTO ECONÔMICO E SOCIAL

Participações - BNDESpar

Shareholders	Common		Preferred		Total	
	Number of shares	%	Number of shares	%	Number of shares	%
BNDES	1	100.00%	-	-	1	100.00%
TOTAL	1	100.00%	-	-	1	100.00%

COMPOSITION OF SHAREHOLDERS - BANCO NACIONAL DO DESENVOLVIMENTO ECONÔMICO E SOCIAL - BNDES

Shareholders	Common		Preferred		Total	
	Number of shares	%	Number of shares	%	Number of shares	%
BRAZILIAN GOVERMENT	6,273,711,452	100.00%	-	-	6,273,711,452	100.00%
TOTAL	6,273,711,452	100.00%	-	-	6,273,711,452	100.00%

In accordance with Corporative Governance Practices (Level 1), we are presenting the quantity and characteristics of the shares that directly or indirectly pertain to the controlling company, executive board and members of Audit Committee, at June 30, 2006 and 2005:

COMPOSITION OF SHAREHOLDERS - SUZANO PAPEL E CELULOSE S.A. - At June 30, 2006

CAPITAL - R$ 2,053,619,595.25

Shareholders	Common		Preferred class "A"		Preferred class "B"		Total	
	Number of shares	%	Number of shares	%	Number of shares	%	Number of shares	%
CONTROLLING SHAREHOLDERS*	102,374,458	94.96%	91,380,850	44.56%	8,838	0.57%	193,764,146	61.62%
TREASURY SHARES	-	-	-	-	1,358,419	88.16%	1,358,419	0.43%
EXECUTIVE BOARD	-	-	27,790	0.01%	-	-	27,790	0.01%
BOARD OF DIRECTORS	-	-	156,301	0.08%	-	-	156,301	0.05%
FISCAL COUNCIL	-	-	11,361	0.01%	-	-	11,361	0.00%
MANAGEMENT COMMITTEE	-	-	36,938	0.02%	-	-	36,938	0.01%
FORMER CONTROLLING COMPANY - RIPASA	5,428,955	5.04%	1,795,986	0.88%	-	-	7,224,941	2.30%
OTHER SHAREHOLDERS	-	-	111,674,745	54.45%	173,622	11.27%	111,848,367	35.57%
TOTAL	107,803,413	100.00%	205,083,971	100.00%	1,540,879	100.00%	314,428,263	100.00%

* Including BNDES participation

COMPOSITION OF SHAREHOLDERS - SUZANO PAPEL E CELULOSE S.A. - At June 30, 2005

CAPITAL - R$ 1,477,963,325.62

Shareholders	Common		Preferred class "A"		Preferred class "B"		Total	
	Number of shares	%	Number of shares	%	Number of shares	%	Number of shares	%
CONTROLLING SHAREHOLDERS*	102,374,458	100.00%	81,584,173	44.94%	4,161	0.30%	183,962,792	64.49%
TREASURY SHARES	-	-	-	-	1,358,419	99.04%	1,358,419	0.48%
EXECUTIVE BOARD	-	-	27,789	0.02%	-	-	27,789	0.01%
BOARD OF DIRECTORS	-	-	105,237	0.06%	-	-	105,237	0.04%
FISCAL COUNCIL	-	-	11,361	0.01%	-	-	11,361	0.00%
MANAGEMENT COMMITTEE	-	-	4,505	0.00%	-	-	4,505	0.00%
OTHER SHAREHOLDERS	-	-	99,798,111	54.98%	8,959	0.65%	99,807,070	34.99%
TOTAL	102,374,458	100.00%	181,531,176	100.00%	1,371,539	100.00%	285,277,173	100.00%

* Including BNDES participation

SUZANO PAPEL E CELULOSE S.A.

OTHER COMPANY'S RELEVANT INFORMATION (Continued)
(Unaudited)

In accordance with Corporative Governance Practices (Level 1), we are presenting the outstanding shares and the corresponding percentage compared to the total issued shares at June 30, 2006:

COMPOSITION OF SHAREHOLDERS - SUZANO PAPEL E CELULOSE S.A. - At June 30, 2006
CAPITAL - R$ 2,053,619,595.25

Shareholders	Common		Preferred class "A"		Preferred class "B"		Total	
	Number of shares	%	Number of shares	%	Number of shares	%	Number of shares	%
SUZANO HOLDING S.A	94,364,159	87.53%	111,223	0.05%	2,385	0.15%	94,477,767	30.05%
IPLF HOLDING S.A.	8,000,000	7.42%	-	-	-	-	8,000,000	2.54%
BNDES PARTICIPAÇÕES S.A. - BNDESPAR	-	-	34,853,801	16.99%	-	-	34,853,801	11.08%
TREASURY SHARES	-	-	-	-	1,358,419	88.16%	1,358,419	0.43%
OTHER SHAREHOLDERS	10,299	0.01%	56,415,826	27.51%	6,453	0.42%	56,432,578	17.95%
ADMINISTRATION (*)	-	-	221,029	0.11%	-	-	221,029	0.07%
FORMER CONTROLLING COMPANY - RIPASA	5,428,955	5.04%	1,795,986	0.88%	-	-	7,224,941	2.30%
SHARES AT MARKET	-	-	111,686,106	54.46%	173,622	11.27%	111,859,728	35.58%
TOTAL	107,803,413	100.00%	205,083,971	100.00%	1,540,879	100.00%	314,428,263	100.00%

(*) Administration = Board of Directors; Executive Board and Committies

92-3550

SUZANO PAPEL E CELULOSE S.A.

Publicly held company

CNPJ/MF nº 16.404.287/0001-55

NIRE 29.300.016.331

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS

The undersigned members of the Board of Directors of the company met at 6 p.m. on July 18, 2006 at Av. Brigadeiro Faria Lima 1355, 9th Floor, São Paulo, São Paulo State. Mr. David Feffer, Chairman of the Board of Directors, assumed Chairmanship of the meeting and invited me – Fábio Eduardo de Pieri Spina – to be Secretary of the meeting. He then stated that the purpose of the present meeting was to consider a proposal by the Executive Officers recommending, in accordance with Law 9249/95 and complementary legislation, payment of Interest on Equity to the stockholders, in the gross amounts of R$ 0.17369 per common share, R$ 0.19106 per class "A" preferred share and R$ 0.19106 per class "B" preferred share, amounting in total to R$ 56,806,732.99 (fifty six million eight hundred and six thousand seven hundred and thirty two Reais and ninety nine centavos), based on the company's results for the first half of 2006, the income tax due on these amounts to be withheld at source, with the exception of payments to stockholders who are exempt; this amount to be recorded as on account of the obligatory dividend for the business year of 2006, for approval by the Annual General Meeting of Stockholders of 2007, and the said payments of Interest in Equity to be credited on July 28, 2006, for payment on August 11, 2006, based on the stockholding position of July 19, 2006; the shares to trade "ex-" these benefits on July 20, 2006.

Having considered and discussed the matter the Board of Directors approved the proposal by unanimous vote of those present, and also authorized the Executive Officers to prepare and sign all the necessary documents.

The meeting then resolved to complete the record of the full name of the company's Chief Executive Officer, namely Antonio dos Santos Maciel Neto (not Antonio Maciel Neto), elected at a meeting of this Board on April 26, 2006. There being no further business, the meeting was closed and these minutes read, approved and signed by those present.

São Paulo, July 18, 2006.

David Feffer – Chairman of the meeting and Chairman of the Board;Fábio Eduardo de Pieri Spina – Secretary of the meeting.

Other members of the Board of Directors: Boris Tabacof, Daniel Feffer, Antonio de Souza Corrêa Meyer, Claudio Thomaz Lobo Sonder, Jorge Feffer, Luciano Siani Pires, Marco Antonio Bologna and Oscar de Paula Bernardes Neto.

This is a true copy of the original written in the book maintained for the purpose.

Fábio Eduardo de Pieri Spina
Secretary

82-355

SUZANO
PAPEL E CELULOSE

Suzano Holding acquires 2.7 million shares in Suzano Papel e Celulose

Investor Relations Team

Tel.: 55 11 3037 9061
Gustavo Poppe - 9062
Fernando Mearim - 9359
Rosely D' Alessandro - 9355

Press office

Fernanda Burjato
GWA Comunicação Integrada
fburjato@gwacom.com
11 3816 3922 // 13 9765-1526

São Paulo, July 4, 2006: **Suzano Papel e Celulose** (Bovespa: **SUZB5**), one of Latin America's largest producers of pulp and paper, reports that in a private transaction, its controlling shareholder, **Suzano Holding,** has acquired 2,654,000 shares in **Suzano Papel e Celulose** held by **Citigroup** (through a fund, Brazil Holdings Inc. Ltd.) equal to 0.84% of the total capital of **Suzano Papel e Celulose** and 1.28% of its preferred shares.

As a result, after the conclusion of this transaction to occur November 1st, 2006 and taking into account the situation after the migration of shareholders from Ripasa, finalized today, Suzano Holding and the other related parties of the controlling group now own 51.3% of the total capital of Suzano Papel e Celulose and 28.6% of its preferred shares; and the free float of Suzano Papel e Celulose is now 37.1% of the total capital.

ISE Índice de Sustentabilidade Empresarial — SUZB5 NÍVEL 1 BOVESPA BRASIL

Latibex

Associado Fundador IN

Suzano Papel e Celulose is one of the largest vertically integrated producers of eucalyptus pulp and paper in Latin America, with annual production capacity totaling 1.1 million tons/year of pulp and 820 thousand tons of paper, and annual revenue of R$ 1 billion. It offers a broad range of pulp and paper products for the domestic and international markets, with leadership positions in key Brazilian markets. It has four product lines: (i) eucalyptus pulp; (ii) uncoated woodfree printing and writing paper; (iii) coated woodfree printing and writing paper; and (iv) paperboard. **Suzano Papel e Celulose** owns 50% of **Ripasa S.A Celulose e Papel**, which produces pulp, printing and writing paper, specialty papers, paperboard and cardboards. In 2005 **Ripasa** sold 646,000 tons of products, for net sales of R$ 1.4 billion. It has four industrial units in São Paulo State, and forest areas totaling 86,400 hectares.





82-35

SUZANO
PAPEL E CELULOSE

Complementary payment to Ripasa stockholders completes restructuring

São Paulo, Brazil, July 5, 2006: **Suzano Papel e Celulose** (Bovespa: **SUZB5**), one of Latin America's largest producers of pulp and paper, yesterday completed the complementary payments to those shareholders of **Ripasa** that accepted the terms of the Memorandum of Agreement.

The total paid by **Suzano Papel e Celulose** and **VCP** was R$ 153.9 million, 50% for each company, or R$ 1.0712 per share, (R$ 1.0538, adjusted by the CDI rate over the period from the date of the Extraordinary General Meeting of Shareholders to the date of payment) for 143.7 million shares in **Ripasa**. The terms offered were accepted by holders of approximately 96% of the total of the shares to which the offer applied. Migration of 100% of the shareholders of **Ripasa** to the shareholder base of **Suzano Papel e Celulose** and **VCP**, took place on June 30, with equity contribution in equal parts to each company.

The ownership structure of the registered capital of **Suzano Papel e Celulose** is now as follows and the new statutory capital is R$ 2,053,619,595.25:

COMMON	107.803.413 shares
PREFERED A	205.083.971 shares
PREFERED B	1.540.879 shares
TOTAL	**314.428.263 shares**

The free float of **Suzano Papel e Celulose** is now 37.1% of the registered capital, and 53.9% of the preferred shares. As a result of the transaction, Suzano Papel e Celulose now has 1,148 new shareholders.

The shareholders that not yet signed the Memorandum Agreement to receive the complimentary payment, will be able to do so up to 3 years from the date of the realization of the General meeting that approved the operation, as stated previously

Suzano Papel e Celulose is one of the largest vertically integrated producers of eucalyptus pulp and paper in Latin America, with annual production capacity totaling 1.1 million tons/year of pulp and 820 thousand tons of paper, and annual revenue of R$ 1 billion. It offers a broad range of pulp and paper products for the domestic and international markets, with leadership positions in key Brazilian markets. It has four product lines: (i) eucalyptus pulp; (ii) uncoated woodfree printing and writing paper; (iii) coated woodfree printing and writing paper; and (iv) paperboard.
Suzano Papel e Celulose owns 50% of **Ripasa S.A Celulose e Papel**, which produces pulp, printing and writing paper, specialty papers, paperboard and cardboards. In 2005 **Ripasa** sold 646,000 tons of products, for net sales of R$ 1.4 billion. It has four industrial units in São Paulo State, and forest areas totaling 86,400 hectares.

Investor Relations Team

Tel.: 55 11 3037 9061
Gustavo Poppe - 9062
Fernando Mearim - 9359
Rosely D' Alessandro - 9355

Press office

Fernanda Burjato
GWA Comunicação Integrada
fburjato@gwacom.com
11 3816 3922 // 13 9765-1526

ISE Índice de Sustentabilidade Empresarial
SUZB5 NÍVEL 1 BOVESPA BRASIL

Latibex

Associado Fundador IN





SUZANO
PAPEL E CELULOSE

Shareholders approve Suzano's 4th debenture issue

Private placement

Investor Relations Team
Tel.: 55 11 3037 9061
Gustavo Poppe - 9062
Fernando Mearim - 9359
Rosely D' Alessandro - 9355

Press office

Fernanda Burjato
GWA Comunicação Integrada
fburjato@gwacom.com
11 3816 3922 // 13 9765-1526

São Paulo, July 7, 2006: Yesterday a shareholders' meeting of **Suzano Papel e Celulose** (Bovespa: SUZB5), one of Latin America largest integrated produces of pulp and paper, approved the company's 4th **debenture issue**, for private placement, and also the change of the company's name to **Suzano Papel e Celulose S.A.**

The minutes of this meeting in Portuguese are on www.suzano.com.br/ri, and will be in English on that site on Monday. The main points are:

Total amount of the issue: R$ 240,000,000.00 (two hundred and forty million Reais) at the Issue Date, December 1, 2005.

Par value: R$ 1,000.00 (one thousand Reais) on the Issue Date.

Remuneration: Nominal Unit Value updated by the Brazilian Long-Term Interest Rate (TJLP), plus 2.5% p.a.

Number of debentures: The total of the issue will be 240,000 (two hundred and forty thousand) debentures.

Series: The issue is made in two series. The first is of 80,000 (eighty thousand) debentures convertible into common shares in Suzano Papel e Celulose, and the second is of 160,000 (one hundred sixty thousand) debentures convertible into class A preferred shares in Suzano Papel E Celulose.

Type and class: The whole issue will be of book-entry debentures, convertible into shares, without deposits or certificates.

Subscription price, paying-in, form and subscription period: The subscription price will be the Nominal Unit Value, plus any Remuneration calculated *pro rata temporis* from the Issue Date to the date of paying in, and paying in for subscription will be at sight, simultaneously with subscription, in Brazilian currency. The debentures will be placed privately, without registration with the CVM (Brazilian Securities Commission), and the subscription period will be 40 (forty) calendar days from the day following the publication of the Notice to Shareholders to be published after the Extraordinary General Meeting of Shareholders ("the Subscription Period" and "the Notice to Shareholders"). The





Subscription Period will be 30 (thirty) days, in which current shareholders will have first refusal right to subscribe the Debentures and there will be a period for subscription of any leftovers;

Proportionality: Each debenture is equivalent to 1,304.45768333 shares, or 0.07666021% of the capital. Holders of common shares will be able to acquire only debentures of the First Series, and holders of preferred shares will be able to acquire only debentures of the Second Series. If the quantity of debentures which a shareholder is entitled to subscribe, during the preference period, under his preference right, to preserve his proportionality of ownership of the company's capital results in a number which is a fraction, the shareholder's entitlement will be rounded up to the next round number.

First refusal: Current shareholders have the right of first refusal in proportion to the number and type of the shares they own in the company on July 6, 2006, for 30 (thirty) calendar days from the day following publication of the respective Notice to Shareholders, inclusive.

Tenor and maturity date: The tenor of the debentures will be 7 (seven) years from the Issue Date, so that the maturity date will be December 1, 2012;

Convertibility: (a) Each debenture of the First Series and each of the Second Series will be able to be converted at any time at the holder's option - the First Series being convertible into common shares in the company and the Second Series being convertible into class "A" preferred shares in the company. (b) Up to and including December 31, 2006 the conversion price for the debentures of the First and Second Series will be R$ 14.83 (fourteen Reais and eighty three centavos) per share. (c) On and after January 1, 2007, inclusive, the conversion price of the debentures of the First and Second Series will be R$ 17.30 (seventeen Reais and thirty centavos) per share.

Suzano Papel e Celulose is one of the largest vertically integrated producers of eucalyptus pulp and paper in Latin America, with annual production capacity totaling 1.1 million tons/year of pulp and 820 thousand tons of paper, and annual revenue of R$ 1 billion. It offers a broad range of pulp and paper products for the domestic and international markets, with leadership positions in key Brazilian markets. It has four product lines: (i) eucalyptus pulp; (ii) uncoated woodfree printing and writing paper; (iii) coated woodfree printing and writing paper; and (iv) paperboard.
Suzano Papel e Celulose owns 50% of **Ripasa S.A Celulose e Papel,** which produces pulp, printing and writing paper, specialty papers, paperboard and cardboards. In 2005 **Ripasa** sold 646,000 tons of products, for net sales of R$ 1.4 billion. It has four industrial units in São Paulo State, and forest areas totaling 86,400 hectares.

92-350

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
Publicly held company
CNPJ nº. 16.404.287/0001-55
N.I.R.E. nº. 29.300.016.331

MINUTES OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS HELD ON JULY 6, 2006

DATE, TIME AND PLACE: July 6, 2006 at 2:30 p.m., at the company's head office, Avenida Tancredo Neves 274, Centro Empresarial Iguatemi II, Block B, Suites 121-123, in the city of Salvador, Bahia, Brazil.

PRESENT: Shareholders representing more than two thirds of the voting capital; shareholders representing the preferred shares, not having the right to vote; and Mr. Rubens Barletta, member of the company's Audit Board.

MEETING COMMITTEE: Chairman, Bernardo Szpigel; Secretary, Giulianna D.B. Gori.

PUBLICATIONS AND DOCUMENTS READ: Convocation announcement published in the newspapers *Gazeta Mercantil* and *A Tarde*, and in the *Official Gazette* of the State of Bahia, on June 20, 21 and 22, 2006.

DECISIONS TAKEN:

FIRST: Approval of the company's Fourth Issue of Debentures ("the Issue"), for private placement, convertible into common and Class "A" preferred shares ("the Debentures"), to have the following characteristics:

(i) **Total value of the Issue:** The total value of the Issue will be R$ 240,000,000.00 (two hundred and forty million Reais) on the date of issue of the Debentures, that is to say December 1, 2005 ("the Issue Date").

(ii) **Par value:** The Debentures shall have Nominal Unit Value ("the Nominal Unit Value") of R$ 1,000.00 (one thousand Reais) on the Issue Date.

(iii) **Updating of the Nominal Value of the Debentures:** The Nominal Unit Value of the Debentures shall be updated according to the variation in the Brazilian Long-Term Interest Rate (TJLP), according to the system specified in item (xiii) below.

(iv) **Quantity:** 240,000 (two hundred and forty thousand) Debentures will be issued.

(v) **Series:** The Issue shall be carried out in two series. The first shall consist of 80,000 (eighty thousand) Debentures convertible into common shares issued by the company ("Debentures of the First Series") and the second series shall be made up of 160,000 (one hundred and sixty thousand) Debentures convertible into class "A" preferred shares issued by the company ("the Debentures of the Second Series").

(vi) **Type and class of Debentures:** The Debentures shall be issued in the book-entry form, convertible into shares, without issue of deposits or certificates.

(vii) **Guarantee:** The Debentures shall be of the type with floating guarantee.

(viii) **Subscription price, paying-in, form and period of subscription:** The price for subscription and paying-in of the Debentures shall be their Nominal Unit Value plus the Remuneration (as defined below), calculated *pro rata temporis* from the Issue Date up to the date of paying-in. The Debentures shall be paid in at sight, simultaneously with subscription, in Brazilian currency. They shall be the subject of a private placement, not registered with the CVM (Securities Commission), and the period for their subscription shall be up to 40 (forty) calendar days from the day following publication of the Notice to Shareholders to be published after this Extraordinary General Meeting ("the Subscription Period" and "the Notice to Shareholders"). The Subscription Period shall be for 30 (thirty) days during which shareholders of the company shall have the right of first refusal to subscribe the Debentures, as described below, and also to subscribe any "leftovers".

(ix) **Right of preference:** (a) The shareholders of the company shall have the right of preference for subscription of the Debentures of the First Series and the Second Series, in proportion to the number and type of shares issued by the company which they hold on July 6, 2006, in accordance with Article 171 of Law 6404/76 ("the Preference Right"), for a period of 30 (thirty) days from July 8, 2006, which shall end on August 7, 2006, inclusive ("the Preference Period"). (b) Shareholders who wish to subscribe Debentures under Clause (a) of this item, should visit, exclusively, a branch or branches of Banco Itaú S.A. ("the Mandated Bank" and the Clerk of the Issue") indicated in the Notice to Shareholders, where they should sign a Debenture subscription slip. (c) If the number of Debentures that the shareholder is entitled to subscribe under the Preference Right during the Preference Period in order to ensure preservation of his proportional holding in the company's registered capital is not a whole number, that shareholder shall have the right to subscribe the number of Debentures represented by rounding to the immediately greater whole number. (d) The signature of the subscription slip shall be followed by actual payment of the Debentures subscribed, even if the full number of the Debentures that are the subject of the Issue is not subscribed. Shareholders, by subscribing Debentures during the Preference Period, may state their interest in subscribing Debentures not subscribed during the Preference Period, in proportion to their holdings in the company's registered capital. Such interest must be expressed by means of the Debenture subscription slip. At the end of the Preference Period the company shall publish a new Notice to Shareholders advising them of the procedures for subscription of any Debentures not so far subscribed.

(x) **Tenor and maturity date:** The tenor of the Debentures will be 7 (seven) years from the Issue Date, so that the maturity date will be December 1, 2012 ("the Maturity Date").

(xi) **Grace period for amortization of the amount of the principal of the Debentures:** The grace period for start of the payments of amortization of the principal amount of the Debentures is 48 (forty eight) months from the Issue Date.

(xii) **Programmed Amortization of the Debentures:** The Debentures shall be amortized in 3 (three) successive annual installments, starting in the 5th (fifth) year from the Issue Date, by the amount of the Nominal Unit Value not yet amortized plus the Capitalized Amount as defined in item (xiii) below, subject to the following timetable:

Date of amortization	Percentage of amortization
01/12/2010	30% (thirty per cent)
01/12/2011	30% (thirty per cent)
01/12/2012	40% (forty per cent)

(xiii) **Remuneration:** Starting from the Issue Date the Debentures shall earn interest at 2.5% (two point five per cent) per year more than the Brazilian Long-Term Interest Rate ("TJLP"), published by the Brazilian Central Bank ("the Remuneration"), governed by the following system:

a) <u>When the TJLP is greater than 6% (six per cent) per year:</u>

i) the amount corresponding to the portion of the TJLP that exceeds 6% (six per cent) per year shall be capitalized ("the Capitalized Amount"), on a day-by-day basis, starting from the Issue Date of the Debentures and up to the Maturity Date of the Debentures or up to the date of their settlement, subject to the terms of item (xx) below, and calculated based on application of the following capitalization method to the outstanding balance, in which shall be included all the financial events that have taken place in the period:

$$TC = [(1+TJLP)/1.06]^{n/360} - 1$$

(which may be spelt out as follows: capitalization ratio equals, square bracket, ratio between one plus the TJLP rate and one point zero six, square bracket, raised to the power of the quotient resulting from division of "n" by three hundred and sixty, all minus one), where:

TC = capitalization ratio;

TJLP = the Brazilian TJLP Long-Term Interest Rate, published by the Brazilian Central Bank; and

n = the number of days between the day of the financial event and the day of capitalization, maturity or settlement of the obligation, where a "financial event" is considered to be any fact of a financial nature from which a change in the debtor balance of the Debentures arises or may arise.

ii) The spread of 2.5% (two point five per cent) per year above the TJLP, referred to in the head paragraph of this item, plus the non-capitalized portion of the TJLP of 6% (six per cent) per year, shall be applied to the debtor balance of the principal of the Debentures, on the dates of demandability of the interest referred to in Clause (d) of item (xiii), on the Maturity Date of the Debentures, on the date of settlement of the Debentures, on the date of conversion of the Debentures and on the date(s) of redemption of the Debentures of the Second Series, subject to the matters specified in Clause (a), sub-item (i) of this item (xiii), and the number of calendar days from the date of each financial event to the dates of demandability mentioned above shall be used for the purpose of the daily calculation of interest.

b) When the TJLP is less than or equal to 6% (six per cent) per year:

i) The spread of 2.5% (two point five per cent) per year above the TJLP referred to in the head paragraph of this item, plus the TJLP itself, shall be applied to the debtor balance on the dates of demandability of the interest referred to in line (d) of this item (xiii), on the Maturity Date of the Debentures, on the date of settlement of the Debentures, on the date of conversion of the Debentures and on the date(s) of redemption of the Debentures of the Second Series, and the number of calendar days from the date of each financial event to the dates of demandability mentioned above shall be used for the purpose of the daily calculation of interest.

c) The amount referred to in sub-clause (a), sub-item (i) of this item (xiii) above which shall be capitalized ("the Capitalized Amount"), incorporating the principal of the debt, shall be demandable on the Maturity Date of the Debentures or on the date of settlement of the Debentures.

d) The amount calculated in accordance with sub-clause (a), sub-item (ii) or sub-clause (b), sub-item (i), of this item (xiii) shall be demandable, at six-month intervals, on June 1 and December 1 of each year and together with the programmed portion of amortization, early maturity, final maturity or settlement of the Debentures, conversion of the Debentures or redemption of the Debentures of the Second Series, subject to the terms of item (xx) below. Originally, the company's management was interested in carrying out the issue of the Debentures before the end of the first half of 2006, and for this reason planned that the first payment of Remuneration of the Debentures would take place on June 1, 2006. Since the Issue is being decided by means of this Extraordinary General Meeting, on July 6, 2006, the first payment of the Remuneration shall be payable jointly with the second payment of the Remuneration, scheduled for December 1, 2006.

e) The capitalized amount shall be aggregated to the Nominal Unit Value for the calculation of the payment of the programmed amortizations, for the calculation of the conversion of the Debentures and for the calculation of the redemption of the Debentures of the Second Series.

f) The company shall pay *pro rata temporis* the interest payable up to the date of actual payment, in the following cases: any conversions of Debentures,

programmed amortizations, optional acquisitions, redemption of Debentures of the Second Series, early maturity and final maturity or settlement of the Debentures.

g) The interest of 2.5% (two point five per cent) per year, above the Long-Term Interest Rate (TJLP) shall apply as from the Issue Date and shall be calculated on the basis of 360 (three hundred and sixty) days, calculated on the updated Nominal Unit Value of the Debentures.

(xiv) **Impossibility of application of the TJLP:** In the event that the TJLP is not available at the time of calculation of the Remuneration, the last previous TJLP available on the respective date shall be applied, and no financial compensation whatsoever shall be payable, either by the company or by the holders of the Debentures ("the Debenture Holders"), when the applicable TJLP is published. In the event that the TJLP is abolished, or if it cannot be used as the basis of the Remuneration of the issues of Debentures by reason of supervening legislation or regulation, or if the criteria or its applicability to the said issues are changed, the factor to be used, substituting it, for the calculation of the remuneration of the Debentures shall be whatever index is determined by law, or in its absence, an index which remunerates the Debentures at the same levels as previously, approved by a General Meeting of Debenture Holders.

(xv) **Change in the legal criterion for remuneration of the funds originating from the PIS/PASEP Fund and the F.A.T.:** In the event that the legal criterion for remuneration of the funds passed through to the Brazilian Development Bank ("BNDES") arising from the PIS/PASEP Participation Fund and Workers' Support Fund (F.A.T.) is changed, the Remuneration specified in item (xiii) above may, at the option of the Debenture Holders, by decision made in General Meeting, be effected using the new criterion for remuneration of the said funds, or using another index approved by the Debenture Holders which, as well as preserving the real value of the Issue, remunerates it at the same levels as previously. In this case, the provisions of item (xiv) above shall be applied, *mutatis mutandis,* in the event of non-availability of this new legal criterion of Remuneration.

(xvi) **Default:** In the event of default on any obligation assumed by the company in relation to this Issue, the provisions of Article 40 and 47-A of the "Provisions Applicable to Contracts of the BNDES", approved by Resolution 665 of December 10, 1987, partially altered by Resolution 775 of December 16, 1991, Resolution 863 of March 11, 1996, Resolution 878 of September 4, 1996, Resolution 894 of March 6, 1997, Resolution 927 of April 1, 1998 and Resolution 976 of September 24, 2001 of the Board of Directors of the BNDES, respectively published in the Federal *Official Gazette* (Section I), editions of December 29, 1987, December 27, 1991, April 8, 1996, September 24, 1996, March 19, 1997, April 15, 1998 and October 31, 2001, shall be obeyed.

(xvii) **Fine in Court proceedings:** In the event of any collection by the Courts in relation to the Issue, the company shall pay a penalty payment of 10% (ten percent) on the amount of the debt relating to the Debentures, including the principal and financial

charges, without prejudice to the payment of extra-judicial and Court expenses and fees of counsel payable as from the first order of the competent authority in the application for collection.

(xviii) Delay in the payment of the Debentures: If the company is in a position of inability to make any payment to any holder of Debentures on its due date by reason of inexactitude or non-updating of the Debenture Holder's information, then no arrears interest, penalty payment or indemnity shall be payable to such Debenture Holder, but there shall be payable to the Debenture Holder all amounts arising from his rights acquired up to the date on which the company makes the respective funds available, plus the Remuneration of the Debentures payable, from the date on which the financial obligation not complied with becomes due up to the date of the actual payment.

(xix) Waiver of rights: No waiver of any of the rights arising in relation to the Issue can be presumed. Implicit or expressed tolerance on the part of the Debenture Holders in relation to delay in or non-compliance with any obligation by the company shall not imply novation.

(xx) Maturity at weekends or on public holidays: Any maturity relating to any payment event of the Debentures that takes place on a Saturday, Sunday or national holiday, including banking holidays, shall, for all legal purposes and effects, be postponed to the first subsequent business day, and the financial charges shall be calculated up to this day, inclusive, and the next regular period of calculation of charges incident upon the debentures shall begin as from that day, inclusive.

(xxi) Convertibility of the Debentures: (a) Each Debenture of the First Series and each Debenture of the Second Series may be converted, at any time, at the free option of its Holder, subject to the procedures described in sub-item (f) of this item, the Debentures of the First Series being convertible into common shares and the Debentures of the Second Series being converted into class "A" preferred shares issued by the company. (b) Up to December 31, 2006, the conversion price of the Debentures of the First Series and the Debentures of the Second Series shall be calculated as the arithmetic average of the daily average trading prices of the "A" shares issued by the company over the 30 (thirty) trading sessions immediately prior to the session of December 1, 2005 (the Issue Date), inclusive, weighted by the daily volume of trading of the said class "A" preferred shares, plus a premium of 20% (twenty percent), this being a price of R$ 14.83 (fourteen Reais and eighty three centavos per share). (c) As from January 1, 2007, inclusive, the conversion price of the Debentures of the First Series and the Debentures of the Second Series shall be calculated based on the arithmetic average of the average daily trading prices of the class "A" preferred shares issued by the company on the 30 (thirty) trading sessions immediately prior to the trading session of December 1, 2005, inclusive, weighted by the daily trading volume of the said class "A" preferred shares, plus a premium of 40% (forty percent), this being a price of R$ 17.30 (seventeen Reais and thirty

centavos) per share. (d) The conversion prices stipulated in sub-items "(b)" and "(c)" of this item ("the Conversion Price") shall be simultaneously and proportionally adjusted whenever there is an increase of capital by bonus, split or grouping of the class "A" preferred shares issued by the company, for any reason, which takes place as from the Issue Date, without any financial charge for the Holders of the Debentures of the First Series or the Debentures of the Second Series and in the same proportion established for such events. Thus, in the event of a grouping of shares, the Conversion Price shall be multiplied by the same ratio relating to the grouping of class "A" preferred shares issued by the company and in the event of a split of shares or bonuses, the Conversion Price should be divided by the same ratio relating to the split of the class "A" preferred shares issued by the company or by the same ratio used for the bonus. (e) The common shares and the class "A" preferred shares issued by the company resulting from the conversion of the Debentures of the First Series or the Debentures of the Second Series shall have the same characteristics and conditions and shall be entitled to the same rights and advantages attributed under the bylaws at present and in the future to the respective type and class of shares and shall participate *pro rata temporis* in the results relating to the business year then in progress, including dividends and Interest on Equity. (f) Subject to the conditions stipulated above, the holders of Debentures of the First and Second Series may opt for the conversion of their Debentures at any time on or after the Issue Date of the Debentures, up to the Maturity Date of the Debentures, except on the days on which General Meetings of Shareholders of the company are held, and must state their intention by means of a request for conversion to be made in writing to the Mandated Bank and Clerk of the Issue ("the Conversion Request"). For all legal effects, the date of conversion shall be the date of receipt by the Mandated Bank and Clerk of the Issue of the Conversion Request, and the company undertakes to make available the common shares and/or class "A" preferred shares issued by itself, as the case may be, arising from the conversion of the Debentures, within a maximum period of 10 (ten) business days from the date of receipt of the Conversion Request. (g) The increase in the company's capital arising from the conversion of the Debentures of the First or Second Series into common and/or class "A" preferred shares issued by it shall, subject to the form established in sub-item III of Article 166 of Law 6404/76, and the company's bylaws, be homologated in up to 60 (sixty) days, and filed with the competent Commercial Board within a period of 30 (thirty) days after its taking place. (h) Up to the final maturity of the Issue, if the General Meeting of the company decides to issue other Debentures convertible into shares, for public or private subscription, each holder of Debentures of the First or Second Series in circulation at that time shall have, at its option, during any period of preference right granted to Shareholders, or, in the event of exclusion of the preference right, during a period of 20 (twenty) business days from the date of publication of the Minutes of the General Meeting of the company which decided on the new issue, independently of any period of priority or period of reservation assured for Shareholders, the right to convert their Debentures into shares for the conversion price of the new issue. (i) Up to the final maturity of the Issue, in the event that the General Meeting of the company or the Meeting of the Board of Directors decides to issue warrants, each of Debentures of the First or Second Series in circulation at the time shall have, at its option, during the

period of exercise of the warrants, the right to convert its Debentures into shares for the exercise price of the warrants. If the period for exercise of the warrants starts on a day later than the date of maturity of the Debentures, each holder of the Debentures of the First and Second Series in circulation at that time shall have, at its option, during the period of any preference right granted to the shareholders, or in the event of exclusion of the preference right, during the period of 20 (twenty) calendar days from the date of publication of the Minutes of the General Meeting of the company or from the day following the holding of the Meeting of the Board of Directors that decided on the issue of the warrants, independently of any period of priority or period of reservation to which the shareholders may be entitled, the right to convert their Debentures into shares for the exercise price of the warrants. (j) Up to the final maturity of the Issue, in the event that the General Meeting or the Meeting of the Board of Directors of the company decides to increase the company's registered capital by public or private subscription of shares, each holder of the Debentures of the First or Second Series in circulation at that time shall have, at its option, during the period of any preference right to which the shareholders are entitled or, in the event of exclusion of the preference right, during a period of 20 (twenty) calendar days from the date of publication of the Minutes of the General Meeting of the company or from the day following the meeting of the Board of Directors that decided on the capital increase, independently of any period of priority or period of reservation to which the shareholders are entitled, the right to convert their Debentures into shares for the issue price of the new shares to be issued. (k) Each holder of Debentures of the First and the Second Series shall have, during a period of 30 (thirty) calendar days from each subscription and paying in of the Debentures, the right to convert its Debentures for the same issue price established for any increase of capital of the company which may have occurred or which may come to occur in the period of 180 calendar days from March 27, 2006. Finally, (l) fractions of common and class "A" preferred shares resulting from the conversion of the Debentures effected based on the items above shall be payable in cash, on the date of the conversion request, and their actual payment must be made by the 10th (tenth) business day subsequent to the date of the Conversion Request, for the Nominal Unit Value plus the remuneration.

(xxii) Renegotiation: The Debenture Issue shall not be the subject of programmed renegotiation.

(xxiii) Date and place of payment: All the payments in relation to the principal and returns to which the Debenture Holders are entitled shall be made through the Mandated Bank and Clerk of the Issue.

(xxiv) Early maturity: As well as the matters specified in Article 39 and 40 of the "Provisions Applicable to Contracts of the BNDES", which are applicable to the Holders of the Debentures of the First and Second Series, with the exception of sub-item III of Article 39, which is applicable exclusively to the Holders of Debentures of the First Series, the Holders of Debentures of the First or Second Series, subject to the provisions in items (xxv) and (xxvi) below, may declare early maturity of all the

Debentures of the First Series, or all the Debentures of the Second Series, in the respective General Meeting of Debenture Holders of each series, and demand payment by the company of the debt relating to the debtor balance of the Debentures of the First Series or the Debentures of the Second Series, respectively, plus the Remuneration and other charges incident up to the date of payment, in any of the following events: (a) non-compliance by the company with any pecuniary obligation related to the Debentures, not cured within 10 (ten) business days from the respective due date; (b) reiterated filing of protests for collection of securities issued by the company in an individual amount exceeding R$ 30,000,000.00 (thirty million Reais) or an aggregate amount in the period of 12 (twelve) consecutive months in excess of R$ 60,000,000.00 (sixty million Reais), unless the protest has been made due to error by or bad faith of third parties, and such fact is validly proven by the company, or if it is cancelled within a maximum period of 72 (seventy two) hours from its occurrence – the amount referred to in this item being updated annually from the Issue Date by the IGP-M Inflation Index; (c) application for judicial or out-of-court recovery, made by the company; (d) dissolution and liquidation or decree of bankruptcy of the company; (e) non-curing within a period of 30 (thirty) calendar days from the extrajudicial notice sent by any Debenture Holder, of any proven non-compliance with any non-pecuniary obligation specified in the issue deed of the Debentures; (f) declaration of early maturity of any debt of the company by reason of contractual non-compliance, the individual amount of which is more than or equal to R$ 30,000,000.00 (thirty million Reais) or the aggregate value of which in a period of 12 (twelve) consecutive months is equal to or more than R$ 60,000,000.00 (sixty million Reais), the amount referred to in this item to be updated annually from the Issue Date by the IGP-M Inflation Index; (g) inclusion in a shareholders' agreement or bylaw of the company of a provision by which a special quorum is demanded for decision or approval of matters which limit or constrain the control of the company by the respective controlling shareholders, or inclusion in these documents of a provision which results in restrictions on the company's capacity to grow or on its technological development, restrictions of the company's access to new markets, or restrictions on or prejudice to the capacity for payment of the financial obligations arising from the Issue; (h) any discovery that the statements made in the deed of issue of the Debentures by the company were false or misleading or materially incorrect or incomplete on the date on which they were made; (i) approval of any matter in relation to which Law 6404/76 calls for a special quorum for opening of a Shareholders' Meeting of the company on first convocation or for any decision, unless previously approved by holders of Debentures of the First Series representing the majority of the Debentures of the First Series in circulation, meeting in a General Meeting of Debenture Holders of the First Series called by the company, and the exercise of the veto by the Debenture Holders of the First Series in matters referred to in this sub-clause shall take place in a reasonable manner; and non-realization of the General Meeting of Debenture Holders of the First Series within this period by reason of absence of a quorum for opening of the meeting at first convocation shall imply tacit approval of the transaction; (j) if the company approves any reduction of the registered capital without the prior express approval of holders of Debentures of the First Series representing the majority of the Debentures of the First Series in

circulation; (k) creation of redeemable shares by the company without the prior express approval of holders of Debentures of the First Series representing the majority of the Debentures of the First Series in circulation; (l) if the actual direct or indirect shareholding control of the company is altered by any means, other than if approved by holders of Debentures of the First Series representing the majority of the Debentures of the First Series in circulation; (m) acquisition by the company of shareholding control or shareholding interest in any other company, joint venture, or consortium which consists of activities that are not complementary to normal operation pursuant to the objects of the company, characterizing a deviation of the company's objects, unless approved by holders of Debentures of the First Series representing the majority of the Debentures of the First Series in circulation; or (n) non-continuity, at the initiative of the company, of the differentiated corporate governance practices of Level 1 of the São Paulo Share Exchange (Bovespa), unless approved by holders of Debentures of the First Series representing the majority of the Debentures of the First Series in circulation.

(xxv) **Early maturity of the Debentures of the First Series:** (a) In the event of any of the occurrences indicated in sub-items (a) to (n) of item (xxiv) above, the company or the Holders of Debentures of the First Series shall call a General Meeting of Holders of Debentures of the First Series to decide on declaration of early maturity of the Debentures of the First Series, subject to the quorum established in sub-item (b) of this item. Sub-clauses (i), (j), (k), (l), (m) and (n) of item (xxiv) above, shall only be considered matters causing early maturity for the Debentures of the First Series, and the Holders of Debentures of the Second Series may not declare early maturity of the Debentures of the Second Series based on the events specified in those sub-clauses. (b) If the declaration of early maturity referred to in sub-clause (a) of this item is approved by holders of Debentures of the First Series, meeting in a General Meeting of Holders of Debentures of the First Series, representing 50% (fifty percent) plus one of the Debentures of the First Series at that time in circulation, after extrajudicial notification to the company, early maturity of all the obligations arising from the Debentures of the First Series shall be automatically declared, and the company shall be obliged to pay immediately all the financial obligations assumed in relation to the Issue of this series, including such financial charges as may be applicable up to the date of their actual payment, and in the event of arrears by the company, the provisions of item (xvi) above shall be applicable.

(xxvi) **Early maturity of the Debentures of the Second Series:** (a) If any of the events indicated in sub-clauses (a) to (h) of item (xxiv) above takes place, the company or the Debenture Holders of the Second Series shall call a General Meeting of Debenture Holders of the Second Series, to decide on declaration of early maturity of the Debentures of the Second Series, subject to the quorum requirement established in sub-clause (b) of this item. (b) If the declaration of early maturity referred to in sub-clause (a) of this item is approved by Debenture Holders of the Second Series in a General Meeting of Debenture Holders of the Second Series representing 50% (fifty percent) plus one of the Debentures of the Second Series at that time in circulation, after extrajudicial notification to the company, early maturity of all the obligations

arising from the Debentures of the Second Series shall be declared automatically, and the company shall be obliged immediately to pay all the financial obligations assumed in relation to the Issue of this series, including any charges applicable up to the date of their actual payment, and in the event of arrears by the company the provisions of item (xvi) above shall be applied.

(xxvii) **Optional early maturity of the Debentures of the Second Series:** (a) If early maturity of the Debentures of the First Series is declared by reason of the events listed in sub-clauses (i), (j), (k), (l), (m) or (n) of item (xxiv) above, each Debenture Holder of the Second Series shall have the option at any time during the whole of the remaining tenor of the Debentures of the Second Series, to demand from the company redemption of its Debentures of the Second Series for the Nominal Unit Value plus the capitalized amount and the Remuneration calculated *pro rata temporis* up to the date of payment of the amount of the redemption, with the further inclusion in the amount of the redemption of any additional amounts at any time payable to the Debenture Holders of the First Series as charges or penalties arising from the early maturity of the Debentures of the First Series. (b) The company shall immediately pay the amount of the redemption at the time of presentation of the request for redemption made by any Debenture Holder of the Second Series, such request to be made in writing, and in the event of arrears by the company, the provisions of item (xvi) above shall be applied. In relation to this, the Executive Officers are authorized to sign or amend the relevant deed of issue of the Debentures and also the other and related contracts, and all acts practiced in relation to the transaction referred to are also ratified.

SECOND: To change the full name of the company to "Suzano Papel e Celulose S.A.", in accordance with the proposal by the Executive Officers attached to these minutes, thus changing Clause 1 of the company's bylaws, which shall now read as follows:

"SUZANO PAPEL E CELULOSE S.A. is a Brazilian corporation with authorized capital, governed by these Bylaws and by the applicable legislation, operating in an ethically responsible manner and with respect for human rights."

THIRD: To authorize the publication of these minutes in the form specified in §2° of Article 130 of Law 6404/76.

These minutes were read, approved and signed by all those present.

Salvador, July 6, 2006.

Bernardo Szpigel – Chairman of the Meeting.
Giulianna D.B. Gori – Secretary.

Shareholders:

SUZANO HOLDING S.A. – p.p. Bernardo Szpigel.
IPLF HOLDING S.A. – p.p. Giulianna D.B. Gori.

(Continuation of the minutes of the Extraordinary General Meeting of Shareholders of Suzano Bahia Sul Papel e Celulose S.A., held on 06.07.2006, at 2.30 p.m.).

This is a true copy of the original written in the book maintained by the company for the purpose.

Giulianna D.B. Gori
Secretary